UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2017

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

As of September 30, 2017, and December 31, 2016

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

as of September 30, 2017 (unaudited) and December 31, 2016

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

As of September 30, 2017, and December 31, 2016

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

ASSETS	NOTE	09.30.2017	12.31.2016
		ThCh$	ThCh$
		(unaudited)
Current assets:

Cash and cash equivalents	4	111,004,700	141,263,880
Other financial assets	5	15,664,873	60,152,627
Other non-financial assets	6,1	7,013,104	8,601,209
Trade and other accounts receivable, net	7	157,241,010	190,524,354
Accounts receivable from related companies	11,1	4,029,482	5,788,683
Inventory	8	140,639,140	144,709,348
Current tax assets	9.2	4,979,865	1,702,296
Total Current Assets		440,572,174	552,742,397

Non-Current Assets:
Other financial assets	5	58,718,940	80,180,880
Other non-financial assets	6.2	46,455,471	35,246,823
Trade and other receivables	7	2,671,679	3,527,732
Accounts receivable from related parties	11.1	92,741	147,682
Investments accounted for under the equity method	13.1	102,404,528	77,197,781
Intangible assets other than goodwill	14.1	682,260,235	680,996,062
Goodwill	14.2	100,383,809	102,919,505
Property, plant and equipment	10.1	667,039,358	666,150,885
Total Non-Current Assets		1,660,026,761	1,646,367,350
Total Assets		2,100,598,935	2,199,109,747

The accompanying notes 1 to 31 form an integral part of these consolidated interim financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

LIABILITIES AND EQUITY	NOTE	09.30.2017	12.31.2016
		ThCh$	ThCh$
		(unaudited)
LIABILITIES
Current Liabilities:
Other financial liabilities	15	62,144,763	64,800,570
Trade and other accounts payable	16	222,839,213	242,836,356
Accounts payable to related parties	11.2	34,492,146	44,120,335
Provisions	17	1,202,416	682,778
Income taxes payable	9.3	1,673,702	10,828,593
Employee benefits current provisions	12	30,808,081	35,653,431
Other non-financial liabilities	18	23,030,862	20,612,791
Total Current Liabilities		376,191,183	419,534,854

Other financial liabilities	15	692,459,302	721,570,587
Trade and other payables	16	994,124	9,509,827
Provisions	17	68,485,560	72,399,115
Deferred income tax liabilities	9.5	126,981,719	125,608,802
Post-employment benefit liabilities	12	8,395,885	8,157,745
Other non-financial liabilities	18	—	158,790
Non-Current Liabilities:		897,316,590	937,404,866

Equity:	19
Issued capital		270,737,574	270,737,574
Retained earnings		312,779,341	295,708,512
Other reserves		221,770,576	254,159,496
Equity attributable to equity holders of the parent		805.287.491	820,605,582
Non-controlling interests		21,803,671	21,564,445
Total Equity		827,091,162	842,170,027
Total Liabilities and Equity		2,100,598,935	2,199,109,747

The accompanying notes 1 to 31 form an integral part of these consolidated interim financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Income by Function

for the periods ended September 30, 2017 and 2016

		01.01.2017	01.01.2016	07.01.2017	07.01.2016
	NOTE	09.30.2017	09.30.2016	09.30.2017	09.30.2016
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales		1,324,580,914	1,258,348,381	417,902,268	422,830,450
Cost of sales	23	(774,424,527)	(736,076,600)	(247,844,317)	(249,557,313)
Gross Profit		550,156,387	522,271,781	170,057,951	173,273,137
Other income	24	454,630	537,631	66,602	93,040
Distribution expenses	23	(135,665,392)	(129,399,325)	(43,391,906)	(43,258,935)
Administrative expenses	23	(257,858,976)	(251,856,690)	(82,809,930)	(88,410,940)
Other expenses	25	(12,616,648)	(15,393,541)	(2,825,552)	(5,261,732)
Other (loss) gains	27	(2,269,661)	(2,797,460)	(780,242)	(822,072)
Financial income	26	8,009,231	7,656,469	1,960,358	2,239,267
Financial expenses	26	(40,771,309)	(38,387,458)	(13,523,167)	(13,228,049)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	13.3	351,025	44,208	(585,530)	(203,236)
Foreign exchange differences		(222,160)	(230,412)	(252,105)	154,305
Income by indexation units		(2,372,322)	(5,316,993)	500,289	(1,583,820)
Net income before income taxes		107,194,805	87,128,210	28,416,768	22,990,965
Income tax expense	9.4	(32,796,938)	(31,841,254)	(7,193,710)	(6,653,756)
Net income		74,397,867	55,286,956	21,223,058	16,337,209

Net income attributable to
Equity holders of the parent		73,727,111	54,147,256	21,223,982	15,788,351
Non-controlling interests		670,756	1,139,700	(924)	548,858
Net income		74,397,867	55,286,956	21,223,058	16,337,209

Earnings per Share, basic and diluted		$	$	$	$
Earnings per Series A Share	19.5	74.18	54.48	21.35	15.89
Earnings per Series B Share	19.5	81.60	59.93	23.49	17.47

The accompanying notes 1 to 31 form an integral part of these consolidated interim financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

for the periods ended September 30, 2017 and 2016

	01.01.2017	01.01.2016	07.01.2017	07.01.2016
	09.30.2017	09.30.2016	09.30.2017	09.30.2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	ThCh$	ThCh$	ThCh$	ThCh$
Net income	74,397,867	55,286,956	21,223,058	16,337,209
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	(338,043)	(111,749)	(187,915)	(201,313)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(26,046,925)	3,240,536	(20,487,492)	(6,602,716)
Gain (losses) from cash flow hedges	(8,734,783)	(28,746,679)	(3,464,745)	8,513,975
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	86,201	26,819	47,918	48,314

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	(479,337)	(2,275,685)	(836,058)	252,109
Income tax related to cash flow hedges	2,912,533	9,413,009	(236,418)	(3,396,889)
Total comprehensive income	41,797,513	36,833,207	(3,941,652)	14,950,689
Total comprehensive income attributable to:
Equity holders of the parent	41,338,191	36,303,730	(3,625,504)	14,451,997
Non-controlling interests	459,322	529,477	(316,148)	498,692
Total comprehensive income	41,797,513	36,833,207	(3,941,652)	14,950,689

The accompanying notes 1 to 31 form an integral part of these consolidated interim financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity as of September 30, 2017 and 2016 (unaudited)

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2017	270,737,574	(168,744,355)	(2,448,175)	(1,785,032)	427,137,058	254,159,496	295,708,512	820,605,582	21,564,445	842,170,027
Changes in Equity
Comprehensive Income
- Net income	—	—	—	—	—	—	73,727,111	73,727,111	670,756	74,397,867
- Other comprehensive income	—	(26,402,692)	(5,822,250)	(163,978)	—	(32,388,920)	—	(32,388,920)	(211,434)	(32,600,354)
- Comprehensive income	—	(26,402,692)	(5,822,250)	(163,978)	—	(32,388,920)	73,727,111	41,338,191	459,322	41,797,513
Dividends	—	—	—	—	—	—	(56,656,282)	(56,656,282)	(220,096)	(58,876,378)
Total changes in equity	—	(26,402,692)	(5,822,250)	(163,978)	—	(32,388,920)	17,070,829	(15,318,091)	239,226	(15,078,865)
Ending balance as of 09/30/2017	270,737,574	(195,147,047)	(8,270,425)	(1,949,010)	427,137,058	221,770,576	312,779,341	805,287,491	21,803,671	827,091,162

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2016	270,737,574	(167,447,157)	27,087,214	(1,796,285)	427,137,058	284,980,830	274,755,431	830,473,835	21,060,465	851,534,300
Changes in Equity
Comprehensive Income
- Net income	—	—	—	—	—	—	54,147,256	54,147,256	1,139,700	55,286,956
- Other comprehensive income	—	1,542,644	(19,333,670)	(52,500)	—	(17,843,526)	—	(17,843,526)	(610,223)	(18,453,749)
- Comprehensive income	—	1,542,644	(19,333,670)	(52,500)	—	(17,843,526)	54,147,256	36,303,730	529,477	36,833,207
Dividends	—	—	—	—	—	—	(50,688,834)	(50,688,834)	—	(50,688,834)
Total changes in equity	—	1,542,644	(19,333,670)	(52,500)	—	(17,843,526)	3,458,422	(14,385,104)	529,477	(13,855,627)
Ending balance as of 09/30/2016	270,737,574	(165,904,513)	7,753,544	(1,848,785)	427,137,058	267,137,304	278,213,853	816,088,731	21,589,942	837,678,673

The accompanying notes 1 to 31 form an integral part of these consolidated interim financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Direct Cash Flows

as of September 30, 2017 and 2016

		01.01.2017	01.01.2016
Cash flows provided by (used in) Operating Activities	NOTE	09.30.2017	09.30.2016
		No Audit	No Audit
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		1,736,474,032	1,712,279,634
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,079,523,501)	(1,176,538,855)
Payments to and on behalf of employees		(187,969,618)	(153,875,233)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(246,937,595)	(213,020,848)
Dividend received		770,045	745,860
Interest payments		(46,721,208)	(47,784,897)
Interest received		6,521,625	5,969,869
Income tax payments		(31,729,775)	(20,469,628)
Other cash movements (tax on bank debits Argentina and others)		(4,936,327)	(5,862,268)
Cash flows provided by (used in) Operating Activities		145,947,678	101,443,634

Cash flows provided by (used in) Investing Activities

Cash flow used to acquire non-controlling interests (Capital contribution in Leão Alimentos e Bebidas Ltda.)	13.2	(26,538,271)	(12,263,026)
Proceeds from sale of Property, plant and equipment		97,874	39,542
Purchase of Property, plant and equipment		(111,622,838)	(88,512,095)
Purchase of intangible		(11,923,449)	—
Proceeds from other long term assets (term deposits over 90 days)		81,258,426	87,643,953
Purchase of other long term assets (term deposits over 90 days)		(43,702,935)	(55,789,768)
Payments on forward, term, option and financial exchange agreements		877,765	861,457
Net cash flows used in Investing Activities		(111,553,428)	(68,019,937)

Cash Flows generated from (used in) Financing Activities

Proceeds from short-term loans obtained		36,517,608	19,325,082
Loan payments		(24,502,860)	(26,208,899)
Financial lease liability payments		(2,914,554)	(4,188,673)
Dividend payments by the reporting entity		(56,659,484)	(50,695,635)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(15,779,416)	(8,899,896)
Net cash flows (used in) generated by Financing Activities		(63,338,706)	(70,668,021)

Net increase in cash and cash equivalents before exchange differences		(1,314,724)	777,207
Effects of exchange differences on cash and cash equivalents		(797,276)	649,937
Net decrease in cash and cash equivalents		(30,259,180)	(36,467,117)
Cash and cash equivalents — beginning of year	4	141,263,880	129,160,939
Cash and cash equivalents - end of year	4	111,004,700	92,693,822

The accompanying notes 1 to 31 form an integral part of these consolidated interim financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (Unaudited)

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay, the franchised territory covers the whole country. The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brazil, Argentina and Paraguay. Licenses for the territories in Chile expire in 2018 and 2019. In Argentina in 2017 (in the renewal process); in Brazil in 2017 (in the renewal process) and in Paraguay they expire in 2020. The Coca-Cola Company chooses to grant all of these licenses, and they are expected to be renewed under similar conditions on the date of expiration.

As of September 30, 2017, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1    Periods covered

These Consolidated financial statements encompass the following periods:

Consolidated Interim Statement of Financial Position: As of September 30, 2017 and December 31, 2016.

Consolidated Interim Income Statements by Function and Comprehensive Income: For the periods between January 1 and September 30, 2017 and 2016 and for the interim three months periods between July 1 and September 30 2017 and 2016.

Consolidated Interim Statements of Direct Cash Flows: For the periods between January 1 and September 30, 2017 and 2016.

Consolidated Interim Statements of Changes in Equity:  Balance and movements between January 1 and September 30, 2017 and 2016.

2.2       Basis of preparation

The Company’s Consolidated Interim Financial Statements for the period ended September 30, 2017 and December 31, 2016 were prepared in accordance with International Accounting Standard Nº 34 (IAS 34) incorporated to the International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

The Consolidated Interim Financial Statements have been presented in accordance to the historic cost criteria, although amended by the revaluation of certain financial instruments and derivative financial instruments.

These Interim Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of September 30, 2017 and December 31, 2016, and the results of operation, changes in equity and statements of cash flows for the periods between January 1 and September 30, 2017 and 2016, which were approved by the Board of Directors.

These Consolidated Interim Financial Statements have been prepared, based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country. Adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and then adapt them to IFRS.

2.3          Basis of consolidation

2.3.1       Subsidiaries

These consolidated interim financial statements incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of September 30, 2017 and December 31, 2016, and results of operations for the periods between January 1 and September 30, and July 1 and September 30, 2017 and 2016, and cash flows for the periods between January 1 and September 30, 2017 and 2016. Income or losses from subsidiaries acquired or sold are included in the consolidated interim financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented in the consolidated interim statement of changes in equity and the consolidated interim statement of income by function under “Non-Controlling Interest” and “Earnings attributable to non-controlling interests”, respectively.

The consolidated interim financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		09-30-2017			12-31-2016
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3.2                     Investments accounted for under the equity method

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                  Paraguayan operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated interim financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2                             Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

The exchange rates and value of the UF at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	Paraguayan Guaraní	€ Euro
09.30.2017	637.93	201.37	36.85	26,656.79.	0.113	752.99
12.31.2016	669.47	205.42	42.13	26,347.98	0.116	705.60
09.30.2016	658.02	202.70	42.98	26,224.30.	0.118	738.77

2.5.3                             Translation of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                         Assets and liabilities for the statement of financial position are translated at the closing exchange rate as of the reporting date;

(ii)                      Revenue and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$ Brazilian Real
Embotelladora del Atlántico S.A.	A$ Argentine Peso
Andina Empaques Argentina S.A.	A$ Argentine Peso
Paraguay Refrescos S.A.	G$ Paraguayan Guaraní

In consolidation, translation differences arising from the translation of net investments in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable, which are considered part of an equity investment, are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6                               Property, plant, and equipment

Assets included in Property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of Property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between the valuation of liabilities at fair value and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Software licenses, furniture and supplies	4-5
Motor vehicles	5-7
Other Property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each financial statement-reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function.

If there are items available for sale, and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from Property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7                                     Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2                           Distribution rights

Distribution rights are contractual rights to produce and/or distribute products under the Coca-Cola brand and other brands in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination.  Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

2.7.3                              Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8                                     Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9                               Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, financial assets held to maturity, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

At the close of each period, the Company assesses if there is evidence of impairment for any asset or group of financial assets. As of September 30, 2017 and December 31, 2016, there are no signs impairment in any of the Company’s financial assets.

2.9.1                             Financial assets at fair value through profit or loss

Fair value financial assets with changes in results are financial assets available for sale in the short term. A financial asset is classified under this category if it is acquired mainly for selling it in the short term.  Assets in this category are classified in current assets.

Derivatives are also categorized as held for trading unless they are designated as hedges.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under financial income or expense during the fiscal year in which they are generated.

2.9.2                             Loans and receivables

Loans and accounts receivable are financial assets with fixed and determinable payments that are not quoted in an active market period. Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated interim statement of financial position and they are recorded at their amortized cost less a provision for impairment.

An impairment is recorded on trade accounts receivable when there is objective evidence that the Company and its subsidiaries may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The loss is recognized in consolidated administrative expenses.

2.9.3                             Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are carried at cost, which approximates their fair value considering their short-term nature.

Accrued interest is recognized in the consolidated interim income statement under financial income.

2.10                                Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1                       Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences”.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2                       Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives is recorded under “other current financial assets” or “other current financial liabilities” in the interim statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39. As of September 30, 2017 and December 31, 2016, the Company had no implicit derivatives.

Fair value hierarchy

The Company records assets and liabilities as of September 30, 2017 and December 31, 2016, based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1:         Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:         Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3:         Inputs for the assets or liabilities that are not based on observable market data information.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables and other accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short-term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated interim income statement by function.

2.13                                Cash and cash equivalents

Cash and cash equivalents includes cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments and mutual funds with original maturities of three months or less.

2.14                                Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific  borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold. No borrowing costs have been capitalized for the reporting period.

2.15                                Government subsidies

Government subsidies are recognized at fair value when it is certain that the subsidy will be received and that the Company will meet all the established conditions.

Subsidies for operating costs are deferred and recognized on the income statement in the period that the operating costs are incurred.

Subsidies for purchases of Property, plant and equipment are deducted from the costs of the related asset in Property, plant and equipment and depreciation is recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated interim financial statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

2.17                                Employee benefits

The Company has a provision to cover indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.18                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.19                                 Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of Property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases that are capitalized at the inception of the lease of the item of Property, plant and equipment at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.20                                Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or containers.

Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                                Revenue recognition

Revenues from regular activities include fair value of the consideration received or to be received for goods sold during the regular course of the Company’s activities.  This revenue is presented net of VAT, reimbursements, deductions and discounts.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22                       Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contributions received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain cases where there are agreements with The Coca-Cola Company, through which the Company receives contributions for the building and acquisition of specific items of Property, plant and equipment, and which set conditions and current and future obligations to the Company, the payments received under these specific agreements are recorded in results to the extent that the obligations set out in the agreements with The Coca-Cola Company have been fulfilled.

2.23                                Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s consolidated interim financial statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law.

2.24                       Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements.

2.24.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company test annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.24.2 Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.24.3                                                              Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors.

2.24.4                      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.24.5                      Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated based on the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.25.1                      New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2017.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, effective at the date of these financial statements, are detailed below. The Company has applied these rules concluding that they will not significantly affect the financial statements.

	Amendments and/or Improvements	Mandatory Application Date
IFRS 12	Disclosures of Interests in Other Entities	January 1, 2017
IAS 7	Statements of Cash Flows	January 1, 2017
IAS 12	Income Tax	January 1, 2017

2.25.2                                                              New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2018.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, but are still not effective at the date of these financial statements, are detailed below. The Company has not performed an early application of these rules:

	New Standards	Mandatory application date
IFRS 9	Financial Instruments	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advanced Considerations	January 1, 2018
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019

IFRS 9 “Financial Instruments”

The final version of IFRS 9 Financial Instruments was issued in July 2014, incorporating all the phases of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement.  This standard includes new requirements based on classification and measurement principles, it introduces a “more prospective” model for expected credit losses for impairment accounting and a significantly reformed focus for hedge accounting. Entities will also have the option of early application of accounting for income and losses for changes in fair value regarding “own credit risk” for financial liabilities set at fair value with changes in profit and loss, without applying other IFRS 9 requirements. It is mandatorily effective for periods beginning on or after 1 January 2018 with early adoption permitted.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 Revenue from Contracts with Customers, issued in May 2014 is a new standard applicable to all contracts with customers, except leases, financial instruments and insurance contracts.  It is joint project with the FASB to eliminate differences upon recognizing revenue between IFRS and US GAAP.  This new standard pretends to improve inconsistencies and weaknesses of IAS 18 and deliver a model that will facilitate comparability of companies in different industries and regions. It grants a new model for recognizing revenue and more detailed requirements for contracts with multiple elements.  It also requires more detailed disclosure.  It is mandatorily effective for periods beginning on or after 1 January 2018 with early adoption permitted.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRIC Interpretation 22 “Foreign Currency Transactions and Advanced Considerations”

The Interpretation addresses the way to determine the date of the transaction in order to establish the exchange rate to be used on the initial recognition of the related asset, expense or income (or the corresponding part of these) in the de-recognition of accounts of a non-monetary asset or liability arising from the payment or collection of advanced consideration in foreign currency, for this purpose the date of the transaction corresponds to the moment in which an entity initially recognizes the non-monetary asset or liability arising from the payment or collection of the advanced consideration.  If there are multiple advanced payments or collections, the entity shall determine a transaction date for each advanced consideration payment or collection.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets the definition of a lease agreement and specifies the accounting treatment of assets and liabilities arising from these contracts from the point of view of the lessor and lessee. The new standard does not differ significantly from the preceding standard, IAS 17 Leases, regarding accounting treatment from the point of view of the lessor. However, from the point of view of the lessee, the new standard requires the recognition of assets and liabilities for the majority of leasing contracts. IFRS 16 will be mandatory for annual periods beginning after January 1, 2019. Early application is permitted if adopted together with IFRS 15 Revenue from Contracts with Customers.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRIC 23 “Uncertainty over Income Tax Treatments”

In September 2017, the IASB issued IFRIC Interpretation 23, clarifying the application of recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about the tax treatments. This interpretation shall be applied for annual periods beginning after January 1, 2019.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

	Amendments and Improvements	Mandatory application date
IFRS 10	Consolidated Financial Statements	TBD

IFRS 10 “Consolidated Financial Statements”

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between the requirements of 10 IFRS and IAS 28 (2011) in the treatment of the contribution or sale of goods between an investor and the associate or joint venture. Amendments, issued in September of 2014, established that when the transaction involves a business (both in a subsidiary or not) it recognizes all profit or loss generated. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The date of mandatory application of these modifications is to be determined since IASB plans an in-depth investigation that may result in a simplification of accounting of associates and joint ventures. Immediate adoption is permitted.

The adoption of standards, interpretations and amendments previously described do not have a significant impact on the Company’s Consolidated Financial Statements.

NOTE 3 — REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Operation in Chile

•                 Operation in Brazil

•                 Operation in Argentina

•                 Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and income related to corporate management, have been assigned to the Chilean soft drinks segment, since Chile is the country that manages and pays corporate expenses, which would also be substantially incurred, independent to the existence of foreign subsidiaries.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended September 30, 2017	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	393,039,441	392,349,561	439,460,061	101,109,016	(1,377,165)	1,324,580,914
Cost of sales	(235,730,847)	(212,016,316)	(267,333,061)	(60,721,468)	1,377,165	(774,424,527)
Distribution expenses	(39,828,796)	(58,824,853)	(31,460,246)	(5,551,497)	—	(135,665,392)
Administrative expenses	(85,350,841)	(75,502,076)	(81,462,165)	(15,543,894)	—	(257,858,976)
Finance income	1,891,448	1,183,613	4,712,682	221,488	—	8,009,231
Finance expense	(11,184,375)	(2,580,383)	(26,996,896)	(9,655)	—	(40,771,309)
Interest expense, net*	(9,292,927)	(1,396,770)	(22,284,214)	211,833	—	(32,762,078)
Share of the entity in income of associates	208,006	—	143,019	—	—	351,025
Income tax expense	(9,899,006)	(12,825,622)	(7,173,215)	(2,899,095)	—	(32,796,938)
Other income (loss)	(6,536,117)	(6,308,058)	(4,045,256)	(136,730)	—	(17,026,161)
Net income of the segment reported	6,608,913	25,475,866	25,844,923	16,468,165	—	74,397,867

Depreciation and amortization	31,898,033	13,333,523	21,340,155	8,256,550	—	74,828,261

Current assets	196,212,971	90,724,098	125,234,719	28,400,386	—	440,572,174
Non-current assets	640,513,884	98,299,671	681,230,356	239,982,850	—	1,660,026,761
Segment assets, total	836,726,855	189,023,769	806,465,075	268,383,236	—	2,100,598,935

Carrying amount in associates and joint ventures accounted for using the equity method, total	30,636,829	9,661,284	62,106,415	—	—	102,404,528
Capital expenditures and other	47,004,044	32,816,007	57,414,106	12,850,401	—	150,084,558

Current liabilities	144,121,444	96,161,922	114,413,487	21,494,330		376,191,183
Non-current liabilities	466,112,579	(1,145,675)	417,246,192	15,103,494		897,316,590
Segment liabilities, total	610,234,023	95,016,247	531,659,679	36,597,824	—	1,273,507,773

Cash flows provided by in Operating Activities	47,102,607	11,954,298	61,121,896	25,768,877	—	145,947,678
Cash flows (used in) provided by Investing Activities	(35,341,057)	(32,814,559)	(30,547,409)	(12,850,403)	—	(111,553,428)
Cash flows (used in) provided by Financing Activities	(72,769,419)	19,415,197	(9,984,484)	—	—	(63,338,706)

(*) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended September 30, 2016	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	381,176,307	359,021,001	424,716,508	95,065,975	(1,631,410)	1,258,348,381
Cost of sales	(226,273,124)	(193,248,000)	(260,912,475)	(57,274,411)	1,631,410	(736,076,600)
Distribution expenses	(37,740,345)	(54,291,679)	(32,413,498)	(4,953,803)	—	(129,399,325)
Administrative expenses	(86,919,365)	(71,415,117)	(77,965,895)	(15,556,313)	—	(251,856,690)
Finance income	1,648,712	863,810	4,850,754	293,193	—	7,656,469
Finance expense	(12,319,134)	(465,817)	(25,585,522)	(16,985)	—	(38,387,458)
Interest expense, net*	(10,670,422)	397,993	(20,734,768)	276,208	—	(30,730,989)
Share of the entity in income of associates	339,069	—	(294,861)	—	—	44,208
Income tax expense	(14,438,558)	(11,371,632)	(3,927,139)	(2,103,925)	—	(31,841,254)
Other income (loss)	(9,232,640)	(6,038,936)	(8,197,870)	268,671	—	(23,200,775)
Net income of the segment reported	(3,759,078)	23,053,630	20,270,002	15,722,402	—	55,286,956

Depreciation and amortization	31,267,648	12,274,686	19,134,901	8,882,480	—	71,559,715

Current assets	233,567,531	72,667,690	129,883,060	32,248,680	—	468,366,961
Non-current assets	645,217,347	93,203,763	640,800,840	248,714,325	—	1,627,936,275
Segment assets, total	878,784,878	165,871,453	770,683,900	280,963,005	—	2,096,303,236

Carrying amount in associates and joint ventures accounted for using the equity method, total	18,482,991	—	53,333,622	—	—	71,816,613
Capital expenditures and other	31,062,924	28,557,616	34,266,047	6,888,534	—	100,775,121

Current liabilities	119,934,561	81,642,211	96,307,382	21,332,297	—	319,216,451
Non-current liabilities	509,308,161	(248,946)	413,927,137	16,421,760	—	939,408,112
Segment liabilities, total	629,242,722	81,393,265	510,234,519	37,754,057	—	1,258,624,563

Cash flows provided by Operating Activities	27,184,500	19,443,811	34,723,836	20,091,487	—	101,443,634
Cash flows (used in) provided by Investing Activities	1,809,676	(28,576,184)	(34,359,469)	(6,893,960)	—	(68,019,937)
Cash flows (used in) provided by Financing Activities	(11,322,549)	(15,996,819)	(29,290,518)	(14,058,135)	—	(70,668,021)

(*) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

NOTE 4 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows:

Description	09.30.2017	12.31.2016
	ThCh$	ThCh$
By item
Cash	315,562	361,797
Bank balances	29,976,777	27,536,924
Time deposits	7,524,327	1,879
Mutual funds	73,188,034	113,363,280
Total cash and cash equivalents	111,004,700	141,263,880

	ThCh$	ThCh$
By currency
Dollar	9,941,019	53,073,628
Euro	31,206	4,926
Argentine Peso	8,993,468	5,105,633
Chilean Peso	61,589,689	48,891,546
Paraguayan Guaraní	6,967,878	8,115,946
Brazilian Real	23,481,440	26,072,201
Total cash and cash equivalents	111,004,700	141,263,880

4.1             Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows:

Placement	Institution	Currency	Principal	Annual rate	09.30.2017
			ThCh$	%	ThCh$

08/01/2017	Banco Santander	Chilean pesos	5,000,000	1.76%	5.023.993
09/29/2017	Banco Santander	Chilean pesos	1,000,000	0.20%	1.000.134
09/29/2017	Banco Santander	Argentinean pesos	1,000,000	0.20%	1.500.200
Total					7,524,327

Placement	Institution	Currency	Principal	Annual rate	12.31.2016
			ThCh$	%	ThCh$

12/7/2016	Plazo Fijo Banco Galicia	Argentinean pesos	1,853	17.00%	1,879
Total					1,879

4.2          Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	09.30.2017	12.31.2016
	ThCh$	ThCh$
Mutual fund Itaú - Chile	5,088,677	1,500,306
Mutual fund Banco Estado - Chile	5,821,942	14,375,037
Mutual fund Itaú - Brazil	—	9,097,387
Mutual fund Santander - Brazil	7,182,626	6,287,332
Mutual fund Bradesco - Brazil	7,124,630	6,299,734
Mutual fund Corporativo Banchile - Chile	16,014,442	6,305,390
Mutual fund Banco Security - Chile	7,412,790	5,214,179
Mutual fund Banco Bice - Chile	—	4,616,379
Mutual fund Banco Santander - Chile	—	8,242,619
Wester Asset Institutional Cash Reserves - USA	5,617,280	46,207,447
Mutual fund Larrain Vial - Chile	5,309,762	—
Mutual fund BTG - Chile	5,783,317	—
Fima fund Primium B - Argentina	1,759,939	3,717,158
Fima fund Saving Pesos C - Argentina	2,293,576
Fima fund Saving Plus C - Argentina	3,779,053
Mutual fund Scotiabank - Chile	—	1,500,312
Total mutual funds	73,188,034	113,363,280

NOTE 5 — OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current portion 2017

a.1 Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rat	9/30/2017
				ThCh$	%	ThCh$
08-09-2017	02-12-2017	Banco Santander - Chile	Unidad de fomento	7,000,000	1.04%	7,026,210
09-25-2017	02-26-2017	BCI	Unidad de fomento	1,500,000	1.36%	1,503,249
09-25-2017	05-28-2017	Banco Santander - Chile	Unidad de fomento	5,000,000	0.94%	5,010,539
06-13-2017	03-15-2017	Vatorantim	Reales Brasileros	21,686	8.82%	22,606
Subtotal						13,562,668

a.2 Rights in Forward Contracts
Rights in Forward Contracts — Swap (see details in Note 20)						1,986,332
Rights in Forward Contracts — Forward (see details in Note 20)						1,903
Subtotal						1,988,235

a.3 Funds in Guaranty
Funds in guaranty for Rofex derivative operations — Argentina (1)						113,970

Total other Financial Assets, current						15,664,873

(1) Corresponds to funds that should remain restricted according to the partial results for derivative operations in Argentina.

b)             Non-current 2017

09.30.2017
ThCh$
Derivative futures contracts
Derivative futures contracts (see note 20)	58,718,940
Total other non-current financial assets	58,718,940

a)             Current portion 2016

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12-31-2016
				ThCh$	%	ThCh$
01-15-2016	01-04-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	1.35%	5,207,907
02-25-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	1.09%	6,209,086
04-22-2016	02-13-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	1.25%	5,135,282
06-24-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	1.11%	5,088,450
08-31-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	7,000,000	1.50%	7,072,864
08-31-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	3,000,000	1.24%	3,028,570
10-19-2016	02-24-2017	Banco HSBC - Chile	Unidad de fomento	2,000,000	2.30%	2,017,503
11-09-2016	02-13-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	3.48%	5,038,755
11-24-2016	05-08-2017	Banco HSBC - Chile	Unidad de fomento	10,000,000	2.85%	10,046,439
11-24-2016	05-08-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	2.85%	5,023,219
03-15-2016	03-15-2017	Banco Votoratim - Brazil	Brazilian reais	19,926	8.82%	21,632

Subtotal						53,889,707

a.2 Rights in Forward Contracts
Rights in Forward Contracts (see details in Note 20)						4,678,343

a.3 Funds in Guaranty
Funds in guaranty for Rofex derivative operations — Argentina (1)						1,584,577

Total other Financial Assets, current						60,152,627

(1) Corresponds to funds that must be restricted in accordance with the partial results of derivative operations in Argentina.

b)             Non-current portion 2016

12.31.2016
ThCh$
Derivative futures contracts
Derivative futures contracts (see note 20)	80,180,880
Total other non-current financial assets	80,180,880

NOTE 6 — CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

	09.30.2017	12.31.2016
	ThCh$	ThCh$
Description
Prepaid expenses	5,900,014	5,689,560
Guarantee deposit (Argentine)	5,500	11,226
Disbursements of property, plant & equipment on behalf of Coca-Cola del Valle New Ventures S.A. (1)	89,460	1,991,167
Other current assets	1,018,130	909,256
Total	7,013,104	8,601,209

Note 6.2   Other non-current, non-financial assets

	09.30.2017	12.31.2016
	ThCh$	ThCh$
Description
Judicial deposits (see note 21.2)	20,130,680	19,112,974
Prepaid expenses	1,303,730	1,613,989
Fiscal credits	2,917,054	2,975,706
Advance payment to suppliers of property, plant & equipment (2)	20,737,140	11,173,966
Others	1,366,867	370,188
Total	46,455,471	35,246,823

(1)         Corresponds to disbursements of property, plant & equipment performed by subsidiaries of the Andina Group in property, plant & equipment that subsequently will be transferred to the equity investee Coca-Cola del Valle New Ventures S.A.

(2)         Corresponds to advance payments made for the construction of the new “Duque de Caxias” bottling plant in Brazil.

NOTE 7 — TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	09.30.2017			12.31.2016
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	123,363,500	(3,930,584)	119,432,916	155,792,966	(3,090,160)	152,702,806
Other current debtors	33,341,934	(2,826,397)	30,515,537	30,923,474	(2,827,678)	28,095,796
Current commercial debtors	156,705,434	(6,756,981)	149,948,453	186,716,440	(5,917,838)	180,798,602
Prepayments suppliers	5,658,530	—	5,658,530	8,776,211	—	8,776,211
Other current accounts receivable	1,804,383	(170,356)	1,634,027	1,728,859	(779,318)	949,541

Commercial debtors and other current accounts receivable	164,168,347	(6,927,337)	157,241,010	197,221,510	(6,697,156)	190,524,354

Non-current accounts receivable
Trade debtors	53,798	—	53,798	83,881	—	83,881
Other non-current debtors	2,616,968	—	2,616,968	3,443,851	—	3,443,851
Other non-current accounts receivable	914	—	913
Non-current accounts receivable	2,671,679	—	2,671,679	3,527,732	—	3,527,732
Trade and other receivable	166,840,026	(6,927,337)	159,912,689	200,749,242	(6,697,156)	194,052,086

Stratification of portfolio current and non-current debtors from credit operations

	09.30.2017	12.31.2016
	ThCh$	ThCh$
Up to date non-securitized portfolio until 30 days	115,277,240	148,694,299
31 and 60 days	1,367,823	1,463,935
61 and 90 days	2,308,516	567,318
91 and 120 days	320,087	909,985
121 and 150 days	829,864	410,944
151 and 180 days	165,433	155,596
181 and 210 days	392,176	245,947
211 and 250 days	159,871	107,679
More than 250 days	2,596,288	3,321,144
Total	123,417,298	155,876,847

The Company has an approximate number of 259,000 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 63,000 in Chile, 79,000 in Brazil, 64,000 in Argentina and 53,000 in Paraguay.

	09.30.2017	12.31.2016
	ThCh$	ThCh$
Current commercial debtors	123,363,500	155,792,966
Non-current commercial debtors	53,798	83,881
Total	123,417,298	155,876,847

The movement in the allowance for doubtful accounts is presented below:

	09.30.2017	12.31.2016
	ThCh$	ThCh$
Opening balance	6,697,156	5,265,225
Bad debt expense	1,787,127	4,381,803
Provision application	(1,307,214)	(2,650,520)
Change due to foreign exchange differences	(249,732)	(299,352)
Movement	230,181	1,431,931
Ending balance	6,927,337	6,697,156

NOTE 8 — INVENTORIES

The composition of inventories is detailed as follows:

Details	09.30.2017	12.31.2016
	ThCh$	ThCh$
Raw materials (1)	78,862,593	81,841,400
Finished goods	32,874,087	34,304,162
Spare parts and supplies	25,513,315	24,137,074
Work in progress	577,381	670,849
Other inventories	6,081,560	6,668,977
Obsolescence provision (2)	(3,269,796)	(2,913,114)
Total	140,639,140	144,709,348

The cost of inventory recognized as cost of sales as of September 30, 2017 and 2016, is ThCh$774,424,527 and ThCh$736,076,600, respectively

(1)        Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)        The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

NOTE 9 — CURRENT AND DEFERRED INCOME TAXES

9.1 Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 that amends the Chilean tax regime, with the main following changes:

•                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which was ratified by the Shareholders’ Meeting.

•                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

9.2     Current tax assets

Current tax assets correspond to the following items:

Description	09.30.2017	12.31.2016
	ThCh$	ThCh$
Monthly provisional payments	922,206	1,330,379
Tax credits (1)	3,939,716	371,917
Other	117,943	—
Total	4,979,865	1,702,296

(1)    Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment, and donations, and additionally income tax recoveries requested by Brazil.

9.3                                       Current tax liabilities

Current tax payables are detailed as follows:

Description	09.30.2017	12.31.2016
	ThCh$	ThCh$
Income tax expense	1,673,702	10,828,593
Total	1,673,702	10,828,593

9.4                               Income tax expense

The current and deferred income tax expenses are detailed as follows:

Item	09.30.2017	09.30.2016
	ThCh$	ThCh$
Current income tax expense	22,473,095	19,227,797
Current tax adjustment previous period	141,037	872,003
Withholding tax expense foreign subsidiaries	4,606,040	5,945,540
Other current tax expense (income)	183,598	45,229
Current income tax expense	27,403,770	26,090,569
Income (expense) for the creation and reversal of current tax difference	5,393,168	5,750,685
Expense (income) for deferred taxes	5,393,168	5,750,685
Total income tax expense	32,796,938	31,841,254

9.5                               Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are detailed as follows:

	09.30.2017		12.31.2016
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	5,665,003	51,486,715	2,127,336	48,561,147
Obsolescence provision	1,495,666	—	1,541,553	—
Employee benefits	3,953,766	—	4,383,007	—
Post-employment benefits	62,142	271,880	49,900	1,010,779
Tax loss carried-forwards (1)	10,539,973	—	9,928,940	—
Tax Goodwill Brazil	26,334,471	—	31,926,760	—
Contingency provision	39,192,412	—	36,969,451	—
Foreign exchange differences (2)	—	430,076	—	2,124,435
Allowance for doubtful accounts	1,127,445	—	1,031,375	—
Coca-Cola incentives (Argentina)	1,044,388	—	2,408,651	—
Assets and liabilities for placement of bonds	—	515,527	—	669,856
Lease liabilities	1,222,311	—	1,767,944	—
Inventories	975,162	462,279	1,604,538	806.529
Distribution rights	—	167,029,538	—	168,511,436
Others	2,019,203	417,646	2,689,002	353,077
Subtotal	93,631,942	220,613,661	96,428,457	222,037,259
Total liabilities net	—	126,981,719	—	125,608,802

(1)    Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. In Chile tax losses have no expiration date

(2)    Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda. and which for tax purposes are recognized in Brazil when incurred.

9.6                                       Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	09.30.2017	12.31.2016
	ThCh$	ThCh$

Opening Balance	125,608,802	130,201,701
Increase (decrease) in deferred tax	1,630,185	(6,409,481)
Increase (decrease) due to foreign currency translation	(257,268)	1,816,582
Movements	1,372,917	(4,592,899)
Ending balance	126,981,719	125,608,802

9.7                                       Distribution of domestic and foreign tax expense

The composition of domestic and foreign tax expense are detailed as follows:

Income tax	09.30.2017	09.30.2016
	ThCh$	ThCh$
Current income taxes
Foreign	(18,075,308)	(11,865,445)
Domestic	(9,328,462)	(14,225,124)
Current income tax expense	(27,403,770)	(26,090,569)

Deferred income taxes
Foreign	(4,822,625)	(5,537,253)
Domestic	(570,543)	(213,432)
Deferred income tax expense	(5,393,168)	(5,750,685)
Income tax expense	(32,796,938)	(31,841,254)

9.8                                       Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	09.30.2017	09.30.2016
	ThCh$	ThCh$
Net income before taxes	107,194,805	87,128,210
Tax expense at legal rate (25.5%)	(27,334,675)	—
Tax expense at legal rate (24.0%)	—	(20,910,770)
Effect of a different tax rate in other jurisdictions	(2,611,819)	(8,294,620))
Permanent differences:
Non-taxable revenues	6,466,037	7,367,935
Non-deductible expenses	(3,425,592)	(1,364,494)
Effect of tax monetary restatement Chilean companies	(1,031,722)	(1,611,810)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(4,859,167)	(7,027,495)
Adjustments to tax expense	(2,850,444)	(2,635,864)

Tax expense at effective rate	(32,796,938)	(31,841,254)
Effective rate	30.6%	36.5%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2017	2016
Chile	25.5%	24.0%
Brazil	34%	34%
Argentina	35%	35%
Paraguay	10%	10%

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	09.30.2017	12.31.2016	09.30.2017	12.31.2016	09.30.2017	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	68,693,854	49,986,111	—	—	68,693,854	49,986,111
Land	99,032,991	91,961,876	—	—	99,032,991	91,961,876
Buildings	231,400,136	230,355,844	(60,481,128)	(57,282,683)	170,919,008	173,073,161
Plant and equipment	448,059,479	453,359,655	(278,708,106)	(262,957,030)	169,351,373	190,402,625
Information technology	20,154,606	19,683,777	(14,917,597)	(13,560,865)	5,237,009	6,122,912
Fixed facilities and accessories	33,010,119	32,616,284	(13,272,366)	(12,150,171)	19,737,753	20,466,113
Vehicles	55,886,202	44,629,827	(24,053,791)	(20,733,402)	31,832,411	23,896,425
Leasehold improvements	124,812	734,100	(116,871)	(543,577)	7,941	190,523
Other Property, plant and equipment (1)	405,484,211	397,539,405	(303,257,193)	(287,488,266)	102,227,018	110,051,139
Total	1,361,846,410	1,320,866,879	(694,807,052)	(654,715,994)	667,039,358	666,150,885

(1)       Other Property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories is detailed as follows:

Other Property, plant and equipment	09.30.2017	12.31.2016
	ThCh$	ThCh$
Bottles	54,742,750	64,020,146
Marketing and promotional assets	37,690,221	38,834,104
Other Property, plant and equipment	9,794,047	7,196,889
Total	102,227,018	110,051,139

The Company has insurance to protect its Property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile                                      : Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.

Argentina             : Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuquén, Comodoro Rivadavia, Trelew, and Tierra del Fuego

Brazil                                  : Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria, part of São Paulo and Minas Gerais.

Paraguay              : Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2        Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2017	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885
Additions	59,005,800	6,579,479	3,586,837	7,451,396	3,175,030	—	3,075,944	2,959,303	19,734,717	108,168,342
Disposals	—	—	(300,079)	(728,774)	(1,062,530)	—	(55,992)	—	(593,355)	(2,740,730)
Transfers between items of Property, plant and equipment	(28,595,263)	—	2,745,154	14,900,893	310,313	1,753,908	1,669,987	—	7,215,008	—
Depreciation expense	—	—	(4,383,869)	(27,211,638)	(1,634,905)	(1,569,698)	(4,019,256)	(60,306)	(34,722,830)	(73,602,502)
Increase (decrease) due to foreign currency translation differences	(11,720,314)	491,636	(3,802,196)	(13,437,608)	(1,673,811)	(3,512,406)	7,265,303	(3,081,579)	1,087,942	(28,383,033)
Other increase (decrease) (1)	17,520	—	—	(2,025,521)	—	—	—	—	(545,603)	(2,553,604)
Total movements	18,707,743	7,071,115	(2,154,153)	(21,051,252)	(885,903)	(728,360)	7,935,986	(182,582)	(7,824,121)	888,473
Ending balance at September 30, 2017	68,693,854	99,032,991	170,919,008	169,351,373	5,237,009	19,737,753	31,832,411	7,941	102,227,018	667,039,358

(1)         Mainly correspond to property, plant & equipment write-offs.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2016	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872
Additions	70,421,863	1,248,433	1,201,903	9,833,490	2,666,593	161,395	338,986	—	38,923,620	124,796,283
Disposals	—	—	(4,598)	(601,444)	—	—	(3,473)	—	(54,861)	(664,376)
Transfers between items of Property, plant and equipment	(53,824,861)	1,643,038	15,471,645	16,202,982	1,062,653	1,709,635	9,015,390	—	8,719,518	—
Depreciation expense	—	—	(5,335,475)	(35,568,436)	(1,910,731)	(2,456,511)	(4,622,348)	(112,805)	(44,120,837)	(94,127,143)
Increase (decrease) due to foreign currency translation differences	(1,235,895)	2,171,876	2,792,916	(1,266,728)	29,148	(1,254,915)	1,783,041	28,383	(3,322,005)	(274,179)
Other increase (decrease) (1)	—	—	(528,160)	(1,577,173)	(45,407)	(250)	(721,876)	—	(1,236,706)	(4,109,572)
Total movements	15,361,107	5,063,347	13,598,231	(12,977,309)	1,802,256	(1,840,646)	5,789,720	(84,422)	(1,091,271)	25,621,013
Ending balance at December 31, 2016	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885

(1)         Mainly correspond to property, plant & equipment write-offs.

NOTE 11 — RELATED PARTY DISCLOSURES

Balances and main transactions with related parties are detailed as follows:

11.1           Accounts receivable:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09.30.2017	12.31.2016
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	3,844,914	5,283,410
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	158,822	307,848
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	Chilean pesos	1,225	180,000
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	21,171	13,827
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	3,350	3,598
Total					4,029,482	5,788,683

11.1.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09.30.2017	12.31.2016
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	97,741	147,682
Total					97,741	147,682

11.2           Accounts payable:

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09.30.2017	12.31.2016
					ThCh$	ThCh$
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Brazilian real	13,805,766	17,345,806
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	17,664	10,275,931
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	14,025,041	7,284,499
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	3,049,367	3,571,514
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	3,553,108	5,338,180
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	41,200	304,405
		Total			34,492,146	44,120,335

11.3                        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 09.30.2017
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	102,230,853
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	3,439,949
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	2,464,788
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	14,090,389
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	Chilean pesos	9,164,453
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	Chilean pesos	116,389
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase services and others	Chilean pesos	211,174
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale services and others	Chilean pesos	14,944
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean pesos	2,097,660
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging and raw materials	Chilean pesos	2,092,313
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	28,476,673
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	1,584,165
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials and materials	Chilean pesos	1,254,838
94.627.000-8	Parque Arauco S.A	Related to director	Chile	Rent of spaces	Chilean pesos	90,032
99.279.000-8	Euroamerica Seguros de Vida S.A.	Related to director	Chile	Purchase of insurance policies	Chilean pesos	207,200
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Chilean pesos	80,476,462
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Refund and other purchases	Chilean pesos	3,780,528
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	78,135,807
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	10,134,685
Foreign	KAIK Participações	Associate	Brazil	Refund and other purchases	Brazilian real	74,002
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilian real	321,340
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilian real	608,536
89.862.200-2	Latam Airlines Group S.A.	Related to director	Chile	Sale of products	Chilean pesos	496,649
76.572.588-7	Coca Cola Del Valle New Ventures SA	Shareholder	Chile	Sale of services and others	Chilean pesos	1,252,285

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2016
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	129,660,611
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	7,154,023
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,740,351
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	2,299,634
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	34,144,348
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	Administrative and commercial services	Chilean pesos	180,000
96.891.720-K	Embonor S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	44,310,169
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,749,506
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Sale of finished products	Chilean pesos	115,706,386
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	25,675,184
Foreign	Leao Alimentos e Bebidas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	11,658,142
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Purchase of concentrates	Brazilian real	114,427,713
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	14,680,603
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Advertising participation payment	Argentine pesos	1,751,011
Foreign	Coca-Cola Perú	Related to director	Perú	Purchase of raw materials	Chilean pesos	4,188,812

11.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	09.30.2017	09.30.2016
	ThCh$	ThCh$
Executive wages, salaries and benefits	4,345,940	4,279,734
Director allowances	1,135,100	1,120,088
Termination of employment contracts benefits	—	79,027
Total	5,481,040	5,478,849

NOTE 12 — CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	09.30.2017	12.31.2016
	ThCh$	ThCh$
Accrued vacations	19,021,832	19,828,622
Employee remuneration payable	11,786,249	15,824,809
Indemnities for years of service	8,395,885	8,157,745
Total	39,203,966	43,811,176

	ThCh$	ThCh$
Current	30,808,081	35,653,431
Non-current	8,395,885	8,157,745
Total	39,203,966	43,811,176

12.1                        Indemnities for years of service

The movements of post-employment benefits that are determined as stated in Note 2 are detailed as follows:

Movements	09.30.2017	12.31.2016
	ThCh$	ThCh$
Opening balance	8,157,745	8,230,030
Service costs	1,069,578	2,059,799
Interest costs	200,543	182,328
Net actuarial losses	1,136	536,105
Benefits paid	(1,033,117)	(2,850,517)
Total	8,395,885	8,157,745

12.1.1                       Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	09.30.2017	12.31.2016

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate (1)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

12.2                                Personnel expenses

Personnel expenses included in the consolidated interim statement of income are as follows:

Description	09.30.2017	09.30.2016
	ThCh$	ThCh$
Wages and salaries	170,284,661	157,733,910
Employee benefits	37,725,764	35,239,887
Severance and post-employment benefits	4,708,291	5,047,550
Other personnel expenses	10,676,226	7,570,510
Total	223,394,942	205,591,857

12.3                                 Number of Employees

	09.30.2017	09.30.2016

Number of employees	14,806	15,597
Number of average employees	14,928	15,706

NOTE 13 — INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1                                                                        Balances

Investments in associates using equity method of accounting are detailed as follows:

Taxpayer		Country of	Functional	Carrying Value		Percentage interest
ID	Name	Incorporation	Currency	09.30.2017	12.31.2016	09.30.2017	12.31.2016
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	18,523,257	18,693,851	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (2)	Brazil	Brazilian real	24,731,177	19,559,114	8.82%	8.82%
Foreign	Kaik Participacoes Ltda. (2)	Brazil	Brazilian real	1,409,351	1,364,444	11.32%	11.32%
Foreign	SRSA Participacoes Ltda.	Brazil	Brazilian real	220,743	258,928	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilian real	24,986,980	26,091,690	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	Brazilian real	6,441,954	6,069,003	7.52%	7.52%
76.572.588-7	Coca Cola del Valle New Ventures S.A. (3)	Chile	Chilean peso	12,113,571	5,160,751	35.00%	35.00%
Foreign	Alimentos de Soya S.A. (4)	Argentina	Argentine Pesos	9,661,284	—	13.00%	—
Foreign	UBI 3 Participacoes Ltda. (4)	Brazil	Brazilian real	4,316,211	—	8.50%	—
Total				102,404,528	77,197,781

(1)             In these company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)             In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

(3)             On January 28, 2016, Embotelladora Andina S.A along with Coca-Cola de Chile S.A. and Coca-Cola Embonor S.A., formed the company Coca-Cola del Valle New Ventures S.A., whose main purpose will be the development and production of juices, waters and non-carbonated beverages under trade names of The Coca-Cola Company, that Andina and Coca-Cola Embonor S.A. are authorized to market and distribute in their respective franchise territories.

(4)             Figures correspond to acquisition of ownership interest in companies producing “AdeS” products. These acquisitions are part of the “AdeS” business in accordance with the agreements established by The Coca Cola Company.

13.2              Movement

The movement of investments in associates accounted for using the equity method is shown below:

Details	30.06.2017	12.31.2016
	ThCh$	ThCh$

Opening Balance	77,197,781	54,190,546
Other investment increases in associates (Capital Contribution Leão Alimentos e Bebidas Ltda.).	26,538,271	17,586,575
Dividends received	(1,087,591)	(750,806)
Share in operating income	948,884	396,764
Unrealized income	63,952	85,266
Increase (Decrease) due to foreign currency translation differences	(1,256,769)	5,689,436
Ending Balance	102,404,528	77,197,781

The main movements for the nine months ended September 2017 and fiscal year ended December 31, 2016, are the following:

•              On December 27, 2016, Coca-Cola Andina confirmed its decision to The Coca-Cola Company to participate in the “AdeS” business and commercialize said products in all of its franchised territories.  Consequently, on March 28, 2017, this operation materialized and pursuant to the agreements implied disbursing US$39 million, ThCh$14,153,111 assigned to purchasing rights in “AdeS” producing companies and ThCh$11,923,449 assigned to distribution rights of “AdeS” products. The rights acquired in the companies are distributed as follows:

•                  Purchase of a 13.0% ownership interest in the Argentinean company Alimentos de Soya S.A. for ThCh$9,661,283.

•                  Purchase of an 8.5% ownership interest in the Brazilian company UBI 3 Participacoes Ltda. for ThCh$4,491,828.

•             During fiscal year 2017 and 2016, Leão Alimentos e Bebidas Ltda. carried out capital increases.  Rio de Janeiro Refrescos Ltda. participated in these capital increases regarding its ownership interest for amounts of ThCh$5,385,160 and ThCh$6,105,732, respectively.

•             During fiscal year 2016, because of corporate restructuring, the Brazilian company Trop Frutas do Brasil Ltda., became part of bottler group of the Coca-Cola system in Brazil.  As a result, Rio de Janeiro Refrescos Ltda. holds a 7.52% direct ownership interest in that company through a capital contribution of ThCh$ 6,157,150.

•             During fiscal year 2017, Embotelladora Andina S.A. has made capital contributions to Coca-Cola del Valle New Ventures S.A. in the amount of ThCh$7,000,000 (ThCh$ 5,323,693 as of December 31, 2016).

•             During the fiscal year 2017 and 2016, Envases CMF S.A. declared ThCh$1,087,951 and ThCh$750,806 in dividends, respectively. Of the dividends declared for the year 2017 only ThCh$770,045 have been paid.

•             During the nine months period ended September 30, 2017and fiscal year ended December 2016, Sorocaba Refrescos S.A. did not distribute dividends.

13.3 Reconciliation of share of profit in investments in associates:

Details	09.30.2017	09.30.2016
	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	948,884	628,704
Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(661,809)	(648,446)
Amortization of Fair Value in Vital Jugos S.A.	63,950	63,950
Income Statement Balance	351,025	44,208

13.4     Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of September 30, 2017:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	65,643,575	117,031,630	12,450,466	551,858	299,576,494	87,052,371	38,340,011
Total liabilities	27,469,143	54,564,124	38	—	78,638,640	2,929,488	3,729,936
Total revenue	36,153,703	38,561,365	543,745	547,831	154,282,644	2,400,687	—
Net income (loss) of associate	2,194,513	(1,722,501)	543,745	547,831	1,138,365	2,863,651	—

Reporting date	09/30/2017	09/30/2017	09/30/2017	09/30/2017	09/30/2017	09/30/2017	08/31/2017

NOTE 14 — INTANGIBLE ASSETS AND GOODWILL

14.1           Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	09-30-2017			12-31-2016
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	676,012,872	(570,680)	675,442,192	674,920,063	—	674,920,063
Software	26,778,788	(20,432,229)	6,346,559	24,954,998	(19,349,917)	5,605,081
Water rights	612,102	(140,618)	471,484	522,748	(51,830)	470,918
Total	703,403,762	(21,143,527)	682,260,235	700,397,809	(19,401,747)	680,996,062

(1)         Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts. These production and distribution rights, and in conjunction with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights are composed in the following manner and are not subject to amortization: except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	09.30.2017	12.31.2016
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	300,305,727	301,127,305
Brazil (Rio de Janeiro, Espirito Santo, Riberao Preto and the investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	203,380,251	207,469,759
Paraguay	171,238,413	165,295,516
Argentina (North and South)	517,801	1,027,483
Total	675,442,192	674,920,063

The movement and balances of identifiable intangible assets are detailed as follows:

	01-01-2017 to 09-30-2017				01-01-2016 to 12-31-2016
	Distribution				Distribution
Details	Rights	Rights	Software	Total	Rights		Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$

Opening balance	674,920,063	470,918	5,605,081	680,996,062	658,625,624		476,643	6,564,388	665,666,655
Additions (1)	11,923,449 (1)	5,148	1,565,993	13,494,590	821,577	(2)	975	2,842,314	3,664,866
Amortization	(96,564)	(4,582)	(1,225,759)	(1,326,905)	—		(4,575)	(3,207,309)	(3,211,884)
Other increases (decreases) (3)	(11,304,756)	—	401,244	(10,903,512)	15,472,862		(2,125)	(594,312)	14,876,425
Total	675,442,192	471,484	6,346,559	682,260,235	674,920,063		470,918	5,605,081	680,996,062

(1)         Corresponds to distribution rights paid in Argentina, Paraguay and Chile resulting from the transaction in which The Coca-Cola Company acquired the “AdeS” business described in previous notes.

(2)         During the second quarter of 2016 Embotelladora Andina S.A. began distributing of Monster products

(3)         Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights into the presentation currency.

14.2        Goodwill

Goodwill is considered as the excess acquisition cost over fair value of the group´s ownership interest in identifiable net assets of the acquired subsidiary at the acquisition date.

14.2.1 Measurement of recoverable goodwill value

Goodwill is annually reviewed but its recoverable value is checked during anticipated periods, if there are facts indicating a possible impairment. These signs may include new legal dispositions, changes in the economic environment affecting business operating performance indicators, movements in the competition, or the sale of a significant part of the cash-generating unit (CGU).

Management reviews business performance based on geographic segments.  Goodwill is monitored by operating segment that includes different cash generating units of the operations in Chile, Brazil, Argentina and Paraguay.  Impairment of distribution rights is geographically monitored at the CGU or group of cash generating units that correspond to specific territories for which Coca-Cola distribution rights have been acquired.  These cash generating units or groups of cash generating units are composed by:

•                  Regions in Chile (excluding Metropolitan Region, province of Rancagua and province of San Antonio)

•                  Argentina North

•                  Argentina South

•                  Brazil (state of Rio de Janeiro and Espirito Santo)

•                  Brazil (Ipiranga territories)

•                  Brazil: (investment in the associate Sorocaba)

•                  Brazil: (investment in the associate Leão Alimentos S.A.)

•                  Paraguay

In order to check if goodwill has suffered an impairment loss, the company compares its book value with its recoverable value, and an impairment loss is recognized for the excess of the book value amount of the asset over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate method.

14.2.2              Main assumptions used in the annual test:

a.         Discount rate:

The real discount rate applied in the annual test carried out in December 2016 was estimated with the Capital Asset Pricing Model, which allows estimating a discount rate according to the risk level of the CGU in the country where it operates.  A nominal discount rate before taxes is used according to the following table:

Discount Rate
2016
Argentina	20.5%
Chile	7.9%
Brazil	11.9%
Paraguay	10.7%

Management carries out the annual goodwill impairment test as of December 31 of each year for each CGU.

b.                  Other assumptions

Financial projections to determine the net value of future cash flows are modelled considering the main variables of the historical flows of the CGU, and approved budgets. In this sense, a conservative growth rate is used, which reach 3% for the soft drinks category and up to 7% for the less developed categories such as juices and water. Perpetuity growth rates between 2% and 2.5% depending on the level of per capita consumption of the products at each operation are set beyond the fifth year of projection. In this sense, the variables of greater sensitivity in these projections correspond to discount rates applied in order to determine the net present value of projected flows.

For the purpose of the impairment test, sensitivities were conducted in these critical variables according to the following:

•                  EBITDA Margin: corresponds to an increase or decrease of up to 150 bps of the EBITDA margin of the operations.

•                 Discount rate: corresponds to an increase or decrease of 150 bps in the discount rate of future cash flows

14.2.3              Conclusions

As a result of the annual test for 2016, no impairments have been identified in any of the CGUs assuming conservative EBITDA margin projections and in line with the markets’ history.  As of September 30, 2017, there have been no signs of impairment.

Despite the deterioration of the macroeconomic conditions experienced by the economies of the countries where the cash generating units develop their operations, recovery values from the impairment test were higher than the book values of assets.

14.2.4              Goodwill by business segment and country

Movement in Goodwill as of September 30, 2017 and December 31, 2016 is detailed as follows:

Operating segment	01.01.2017	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	09.30.2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	81,145,834	—	—	(1,579,294)	79,566,540
Argentine operation	5,972,515	—	—	(748,240)	5,224,275
Paraguayan operation	7,298,133	—	—	(208,162)	7,089,971
Total	102,919,505	—	—	(2,535,696)	100,383,809

Operating segment	01.01.2016	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	71,960,960	—	—	9,184,874	81,145,834
Argentine operation	7,720,202	—	—	(1,747,687)	5,972,515
Paraguayan operation	7,651,751	—	—	(353,618)	7,298,133
Total	95,835,936	—	—	7,083,569	102,919,505

NOTE 15 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	09.30.2017	12.31.2016
	ThCh$	ThCh$
Bank loans	30,333,101	20,609,887
Bonds payable	14,409,300	26,729,828
Deposits in guarantee	13,970,431	13,446,077
Derivative contract obligations (see note 20)	1,094,018	1,229,354
Leasing agreements	2,337,913	2,785,424
Total	62,144,763	64,800,570

Non-current	09.30.2017	12.31.2016
	ThCh$	ThCh$
Bank loans	14,053,821	17,736,697
Bonds payable	662,326,367	685,684,184
Leasing agreements	16,079,114	18,149,706
Total	692,459,302	721,570,587

The fair value of financial assets and liabilities as of September 30 2017 and December 30, 2016 is presented below:

Current	Book Value 09.30.2017	Fair Value 09.30.2017	Book Value 12.31.2016	Fair Value 12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents (3)	111,004,700	111,004,700	141,263,880	141,263,880
Other financial assets (3)	15,664,873	15,664,873	60,152,627	60,152,627
Trade and other accounts receivable (3)	157,241,010	157,241,010	190,524,354	190,524,354
Accounts receivable from related companies (3)	4,029,482	4,029,482	5,788,683	5,788,683
Bank loans (1)	30,333,101	30,142,347	20,609,887	20,932,073
Bonds payable (2)	14,409,300	16,018,659	26,729,828	29,338,170
Deposits in guarantee (3)	13,970,431	13,970,431	13,446,077	13,446,077
Derivative contract obligations (see note 20)	1,094,018	1,094,018	1,229,354	1,229,354
Leasing agreements (3)	2,337,913	2,337,913	2,785,424	2,785,424
Trade and other accounts payable (3)	222,839,213	222,839,213	242,836,356	242,836,356
Accounts payable from related companies (3)	34,492,146	34,492,146	44,120,335	44,120,335

Non-current	09.30.2017	09.30.2017	12.31.2016	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (3)	58,718,940	58,718,940	80,180,880	80,180,880
Accounts receivable from related companies (3)	92,741	92,741	147,682	147,682
Bank loans (1)	14,053,821	11,414,802	17,736,697	14,365,502
Bonds payable (2)	662,326,367	735,833,921	685,684,184	752,078,561
Leasing agreements (3)	16,079,114	16,079,114	18,149,706	18,149,706

(1)             The fair values are based on discounted cash flows using market-based discount rates as of the eop of nine months and year-end and are Level 2 fair value measurements.

(2)             The fair value of corporate bonds are classified as a Level 1 fair value measurements based on quoted prices for the Company’s obligations.

(3)             The fair value approximates book value considering the nature and term of the obligations.

15.1.1 Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	0930.2017	12.31.2016
										ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	Unidad de fomento	Semiannually	3.43%	3.43%	343,449	330,571	674,020	655,752
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	20.00%	20.00%	78,755	11,055,979	11,134,734	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Monthly	20.00%	20.00%	60,581	3,685,326	3,745,907	340
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	20.00%	20.00%	24,030	2,579,729	2,603,759	39,942
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBBVA Banco Frances	Argentina	Argentine pesos	Monthly	20.00%	20.00%	—	—	—	34,861
Foreign	Andina Empaques S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	—	—	—	335,722
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Alfa	Brazil	Brazilian real	Monthly	7.48%	7.48%	20,888	194,207	215,095	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	60,903	1,963,763	2,024,666	3,731,059
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	123,534	1,261,737	1,385,271	954,556
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.50%	4.50%	633,325	2,139,807	2,773,132	2,839,713
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollars	Semiannually	2.99%	2.99%	5,776,517	—	5,776,517	12,017,942
Total												30,333,101	20,609,887

15.1.2 Bank obligations, non-current September 30, 2017

										Maturity
													More 4
													years
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	Up to 5	More 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	years	Years	09.30.2017
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Bice	Chile	Chilean pesos	Semiannually	3.43%	3.43%	613,919	—	—	—	—	613,919
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	7.48%	7.48%	150,510	150,510	150,510	752,552	—	1,204,084
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Itau	Brazil	Brazilian real	Monthly	6.6%	6.6%	209,307	274,769	121,113	553,417	—	1,158,606
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Santander	Brazil	Brazilian real	Monthly	7.2%	7.2%	1,198,936	1,277,118	985,579	3,485,546	—	6,947,179
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.5%	4.5%	2,454,192	1,675,841	—	—	—	4,130,033
Total															14,053,821

15.1.2  Bank obligations, non-current December 31, 2016

										Maturity
													More than 4
											More than 2	More than 3	years	More
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	years	years	Up to 5	than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	years	Years	12.31.2016
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	1,485,327	547,219	431,726	—	—	2,464,272
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	1,985,981	3,042,278	2,832,515	158,490	—	8,019,264
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.50%	4.50%	4,213,075	2,106,537	—	—	—	6,319,612
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	Semiannually	3.43%	3.43%	933,549	—	—	—	—	933,549

Total															17,736,697

15.1.3 Restrictions

In general, the Company’s bank obligations are not subject to the fulfilment of covenants, with the exception of debt kept by the subsidiary Rio de Janeiro Refrescos Ltda. with Banco Itaú with maturity in 2017 at a 2.992% annual rate, which is primarily recorded under other current liabilities. The covenant associated with this debt is that: the gross debt deducting available cash must not exceed 2.5 times EBITDA at the annual closing date. As of December 31, 2016, the debt of Rio de Janeiro Refrescos Ltda reaches 2.35 times EBITDA according to the following details:

Items included in the indicator to the date of the last annual closing are:	ThR$ 12.31.2016
Borrowings with various third the Andina group	1,396,699
Cash and cash equivalents	127,029
EBITDA	540,227

15.2.1        Bonds payable

	Current		Non-current		Total
Composition of bonds payable	09.30.2017	12.31.2016	09.30.2017	12.31.2016	09.30.2017	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	14,583,828	27,112,986	666,117,501	690,150,930	680,701,329	717,263,916
Expenses of bond issuance and discounts on placement	(174,528)	(383,158)	(3,791,134)	(4,466,746)	(3,965,661)	(4,849,904)
Net balance presented in statement of financial position	14,409,300	26,729,828	662,326,367	685,684,184	676,735,667	712,414,012

15.2.2     Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market:

		Face	Unit of	Interest	final	Interest	Date Amortization of
	Series	amount	Adjustment	rate	Maturity	Payment	capital	09.30.2017	12.31.2016
Bonds, current portion								ThCh$	ThCh$
SVS Registration N°640 SVS 08.23.2010	A	—	UF	3.0%	08.15.2017	Semiannually	—	—	6,660,552
SVS Registration N°254 SVS 06.13.2001	B	2,435,824	UF	6.5%	06.01.2026	Semiannually	12.01.2017	6,907,958	5,656,992
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	197,967	587,020
SVS Registration N°759 08.20.2013	C	875,000	UF	3.5%	08.16.2020	Semiannually	08.16.2017	6,749,025	6,929,828
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	490,853	1,487,844
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	238,025	978,933
Bonds USA	—	575,000,000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	—	4,811,817
Total current portion								14,583,828	27,112,986
Bonds non-current portion
SVS Registration N°254 SVS 06.13.2001	B	2,435,824	UF	6.5%	06.01.2026	Semiannually	12.01.2017	59,396,633	61,486,857
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	39,985,185	39,521,970
SVS Registration N°759 08.20.2013	C	875,000	UF	3.5%	08.16.2020	Semiannually	08.16.2017	13,328,395	19,760,985
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	106,627,160	105,391,920
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	79,970,378	79,043,948
Bonds USA	—	575,000,000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	366,809,750	384,945,250
Bonds non-current portion								666,117,501	690,150,930

Accrued interest included in the current portion of bonds totaled ThCh$8,548,735 and ThCh$8,646,270 at September 30, 2017 and December 31, 2016, respectively.

15.2.3                       Non-current maturities

		Year of maturity				Total non-
		more than 1	more than 2	more than 3		current
	Series	to 2	to 3	to 4	More than 5	09.30.2017
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°254 06.13.2001	B	5,894,362	6,277,494	6,685,533	40,539,252	59,396,641
SVS Registration N°641 08.23.2010	C	—	—	3,635,017	36,350,168	39,985,185
SVS Registration N°759 08.20.2013	C	6,664,197	6,664,198	—	—	13,328,395
SVS Registration N°760 08.20.2013	D	—	—	—	106,627,160	106,627,160
SVS Registration N°760 04.02.2014	E	—	—	—	79,970,370	79,970,370
Bonds USA	—	—	—	—	366,809,750	366,809,750
Total		12,558,559	12,941,692	10,320,550	630,296,700	666,117,501

15.2.4                       Market rating

The bonds issued on the Chilean market had the following rating as of September 30, 2017:

AA                              :                    ICR Compañía Clasificadora de Riesgo Ltda. rating

AA                              :                    Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of September 30, 2017, is the following:

BBB                     :                    Standard&Poors rating

BBB+              :                    Fitch Chile Clasificadora de Riesgo Limitada rating.

15.2.5                                                              Restrictions

15.2.5.1                                                    Restrictions regarding bonds placed abroad.

On September 26, 2013, Andina issued a bond in the U.S. Market (Bonds USA) for US$575 million at a coupon rate of 5.0% maturing on October 1, 2023.  These bonds do not have financial restrictions.

15.2.5.2                                                    Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA that was agreed on each bond issue is included.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

The outstanding series as of September 30, 2017, is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50% annual interest rate. The balance of outstanding capital as of September 30, 2017 is UF 2.436 million.

Series B was issued with charge to the bonds line registered with the Securities Registered under number 254 dated September 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Interim Financial Statements. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of September 30, 2017, indebtedness level is 0.84 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is detailed as follows (in thousand Chilean pesos):

As of September 30, 2017, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	62,144,763
Other non-current financial liabilities	692,459,302
(-) Other non-current financial assets (hedge derivatives)	(60,705,272)
Consolidated Equity	827,091,162

•             Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of September 30, 2017, this index is 1.64 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of September 30, 2017, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,046,829,476
(-)Other current and non-current financial assets (hedge derivatives)	(60,705,272)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,986,124,204

Consolidated liabilities payable not guaranteed	1,273,507,773
(-) Other current and non-current financial assets (hedge derivatives)	(60,705,272)
Unsecured Consolidated Liabilities Payable (adjusted)	1,212,802,501

Restrictions regarding bond lines registered in the Securities Registered under number 641.

Because of our merger with Coca-Cola Polar S.A., Andina became a debtor of the following two bonds placed in the Chilean market in 2010:

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of September 30, 2017, the balance of outstanding capital is UF 1.5 million.

Series C was issued with charge to the Bond Lines registered with the Securities Registrar, under number 641, on August 23, 2010.

Regarding Series C, the Issuer is subject to the following restrictions:

•             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position.   To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of September 30, 2017, Net Financial Debt was 0.69 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of September 30, 2017, the values of items included in this restriction are the following:	ThCh$
Other current financial liabilities	62,144,763
Other non-current financial liabilities	692,459,302
(-) Cash and cash equivalent	(111,004,700)
(-) Other current financial assets	(15,664,873)
(-) Other non-current financial assets (hedge derivatives)	(58,718,940)
Consolidated Equity	827,091,162

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that meet the following conditions: are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities corresponds to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of September 30, 2017, this index is 1.64 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of September 30, 2017, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,046,829,476
(-)Other current and non-current financial assets (hedge derivatives)	(60,705,272)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,986,124,204
Consolidated liabilities payable not guaranteed	1,273,507,773
(-) Other current and non-current financial assets (hedge derivatives)	(60,705,272)
Unsecured Consolidated Liabilities Payable (adjusted	1,212,802,501

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of September 30, 2017 Net Financial Coverage level is 7.08 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of September 30, 2017, the values of items included in this indicator are the following:	ThCh$
(+) Consolidated Ebitda between January 1 and September 30, 2017	218,843,632
(+) Consolidated Ebitda between January 1 and December 31, 2016	288,238,888
(-) Consolidated Ebitda between January 1 and September 30, 2016	197,181,940
Consolidated Ebitda twelve months (between October 1, 2016 and September 30, 2017) (1)	309,900,580

(+) Consolidated Financial income between January 1 and September 30, 2017	8,009,231
(+) Consolidated Financial income between January 1 and December 31, 2016	9,661,692
(-) Consolidated Financial income between January 1 and September 30, 2016	7,656,469
Consolidated Financial income twelve months (between October 1, 2016 and September 30, 2017)	10,014,454

(+) Consolidated Financial expenses between January 1 and September 30, 2017	40,771,309
(+) Consolidated Financial expenses between January 1 and December 31, 2016	51,374,971
(-) Consolidated Financial expenses between January 1 and September 30 , 2016	38,387,458
Consolidated Financial expenses twelve months (between October 1, 2016 and September 30, 2017)	53,758,822

(1)         For the purpose of calculating the covenant, EBITDA was calculated as agreed in the bond issue.

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760.

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuances were structured into three series.

•             Series C outstanding as of September 30, 2017, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of September 30, 2017, is UF 0.750 million.

•             Series D and E outstanding as of September 30, 2017, for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August 2013 (series D) and UF 3 million during April, 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The annual interest rates are 3.8% for Series D and 3.75% for Series E. The outstanding capital balance as of September 30, 2017, of both series amounts to UF 7.0 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of September 30, 2017, Indebtedness Level is 0.69 times of Consolidated Equity.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of September 30, 2017, the values of items included in this restriction are the following:	ThCh$
Other current financial liabilities	62,144,763
Other non-current financial liabilities	692,459,302
(-) Cash and cash equivalent	(111,004,700)
(-) Other current financial assets	(15,664,873)
(-) Other non-current financial assets (hedge derivatives)	(58,718,940)
Consolidated Equity	827,091,162

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Interim Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of September 30, 2017, this index is 1.64times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of September 30, 2017, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,046,829,476
(-) Other current and non-current financial assets (hedge derivatives)	(60,705,272)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,986,124,204
Consolidated liabilities payable not guaranteed	1,273,507,773
(-) Other current and non-current financial assets (hedge derivatives)	(60,705,272)
Unsecured Consolidated Liabilities Payable (adjusted)	1,212,802,501

•             Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of September 30, 2017, and December 31, 2016, the Company complies with all financial collaterals.

15.2.6              Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Bonds USA issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding as of December 31, 2013. On December 15, 2014, Embotelladora Andina S.A. rescued US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thus since legally debtor and creditor are joined in a single entity, the mentioned bond liability becomes extinguished.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. As of September 30, 2017, these issues are held by Andina. On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora are Andina S.A., the latter becoming the creditor of the above-mentioned Brazilian subsidiary. Consequently, the assets and liabilities related to the transaction have been eliminated from these consolidated interim financial statements. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary; consequently, the effects of exchange rate differences between the dollar and the functional currency of each one have been recorded in other comprehensive income.

15.3.1                       Derivative contract obligations

Please see details in Note 20.

15.4.1                     Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days to	at	At
Name	Country	Tax ID	type	Type	Currency	Type	rate	rate	90 days	1 year	09.30.2017	12.31.2016
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Itaú	Brazil	Brazilian real	Monthly	10.215%	10.227%	15,946	33,709	49,655	110,732
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	157,503	479,411	636,914	1,016,705
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	149,974	444,538	594,512	872,247
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	164,944	526,177	691,121	674,127
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	25,725	339,986	365,711	103,314
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	—	—	—	8,299

Total											2,337,913	2,785,424

15.4.2 Non-current liabilities for leasing agreements September 30, 2017

										Maturity
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Tax ID	Name	Country	Tax ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	09.30.2017
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	23,746	—	—	—	—	23,746
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	146,219	—	—	—	—	146,219
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	238,911	—	—	—	—	238,911
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	780,966	882,492	997,216	1,126,854	11,882,710	15,670,238
Total															16,079,114

15.4.2 Non-current liabilities for leasing agreements December 31, 2016

										Maturity
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Tax ID	Name	Country	Tax, ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2016
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	2,476,445	2,234,004	2,138,183	2,138,183	7,535,257	16,522,072
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	591,576	—	—	—	—	591,576
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	54,327	—	—	—	—	54,327
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	624,937	—	—	—	—	624,937
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	356,794	—	—	—	—	356,794

Total															18,149,706

NOTE 16 — TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Item	09.30.2017	12.31.2016
	ThCh$	ThCh$
Trade accounts payable	155,927,921	179,246,672
Withholdings tax	40,852,943	45,504,119
Accounts payable Inamar Ltda. (1)	8,097,000	8,312,403
Others	18,955,473	19,282,989
Total	223,833,337	252,346,183

Current	222,839,213	242,836,356
Non-current	994,124	9,509,827
Total	223,833,337	252,346,183

The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to eight years excluding renewal options.

Accruable liabilities pursuant to the Company’s operating leasing agreements are detailed as follows:

ThCh$
Maturity within one year	949,944
Maturity long-term	8,031,357
Total	8,981,301

Total expenses related to operating leases maintained by the Company as of September 30, 2017 amount to ThCh$1,671,534.

(1)         On December 3, 2015, a land was purchased from Industrias Metalurgicas Inamar Ltda. for an amount of ThCh$17,292,040 equivalent to UF 675,000, of which there is an approximate balance of ThUF 303. To guarantee the payment of this obligation the land has been mortgaged to in favor of Industrias Metalurgicas Inamar Ltda.

NOTE 17 — CURRENT AND NON-CURRENT PROVISIONS

17.1                                 Balances

This account is detailed as follows:

Description	09.30.2017	12.31.2016
	ThCh$	ThCh$
Litigation (1)	69,687,976	73,081,893
Total	69,687,976	73,081,893

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, detailed as follows:

Detail (see note 21.1)	09.30.2017	12.31.2016
	ThCh$	ThCh$

Tax Contingencies	55,543,282	63,543,782
Labor Contingencies	9,800,834	7,940,428
Civil Contingencies	4,343,860	1,597,683
Total	69,687,976	73,081,893

17.2                                 Movements

Movement of provisions is detailed as follows:

	09.30.2017			12.31.2016
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 01	73,081,893	—	73,081,893	64,301,817	—	64,301,817

Additional provisions	994,469	—	994,469	1,047,308	—	1,047,308
Increase (decrease) in existing provisions	(14,802,880)	—	(14,802,880)	(1,519,800)	—	(1,519,800)
Payments	11,861,358	—	11,861,358	4,276,851	—	4,276,851
Reverse unused provision (*)	145,121	—	145,121	(2,774,703)	—	(2,774,703)
Increase (decrease) due to foreign exchange differences	(1,591,985)	—	(1,591,985)	7,750,420	—	7,750,420
Total	69,687,976	—	69,687,976	73,081,893	—	73,081,893

(*) Corresponds to reversal of provisions for fines requested from the Brazilian Tax authorities on the use of fiscal credits IPI in the free zone of Manaus, since during September 2016 there was favorable ruling on the subject for Rio de Janeiro Refrescos Ltda. from Brazil’s Superior Chamber of Fiscal Resources (CSFR).

NOTE 18 — OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	09.30.2017	12.31.2016
	ThCh$	ThCh$
Dividend payable	19,324,857	19,358,263
Other	3,706,005	1,413,318
Total	23,030,862	20,771,581

Current	23,030,862	20,612,791
Non-current	—	158,790
Total	23,030,862	20,771,581

NOTE 19 — EQUITY

19.1                                 Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2017	2016	2017	2016	2017	2016
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

19.1.1                       Equity:

	Subscribed Capital		Paid-in capital
Series	2017	2016	2017	2013
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

19.1.2                       Rights of each series:

•                                                   Series A: Elects 12 of the 14 Directors

•                                                   Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2017, the shareholders agreed to pay out of the 2016 earnings are final dividend to complete the 30% required by the Law 18,046 which was paid in May 2017, and an additional dividend was paid in August 2017.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Accumulated earnings at the date of IFRS adoption as of January 1, 2009, amounted to ThCh$ 19,260,703, of which ThCh$ 8,367,144 have been realized as of September 30, 2017, and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 06.30.2017	Amount of accumulated earnings at 06.30.2017
		ThCh$	ThCh$	ThCh$
Revaluation of assets parent Company	Sale or impairment	14,800,384	(11,836,739)	2,963,645
Foreign currency translation differences of investments in related companies and subsidiaries	Sale or impairment	4,653,301	2,962,009	7,615,310
Full absorption cost accounting parent Company	Sale of products	305,175	(305,175)	—
Post-employment benefits actuarial calculation parent Company	Termination of employees	946,803	(632,199)	314,604
Deferred taxes complementary accounts parent Company	Amortization	(1,444,960)	1,444,960	—
Total		19,260,703	(8,367,144)	10,893,559

The dividends declared and paid per share are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share

2015	January	Interim	2014	9.00	9.90
2015	May	Final	2014	15.00	16.50
2015	August	Additional	Retained Earnings	15.00	16.50
2015	October	Interim	2015	15.00	16.50
2016	January	Interim	2015	17.00	18.70
2016	May	Final	2015	17.00	18.70
2016	August	Additional	Retained Earnings	17.00	18.70
2016	October	Interim	2016	17.00	18.70
2017	January	Interim	2016	19.00	20.90
2017	May	Final	2016	19.00	20.90
2017	September (*)	Interim	2017	19.00	20.90

(*) This dividend is pending payment as of the closing date.

19.3                                 Reserves

The balance of other reserves includes the following:

Description	09.30.2017	12.31.2016
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(195,147,047)	(168,744,355)
Cash flow hedge reserve	(8,270,425)	(2,448,175)
Reserve for employee benefit actuarial gains or losses	(1,949,010)	(1,785,032)
Legal and statutory reserves	5,435,538	5,435,538
Total	221,770,576	254,159,496

19.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A., which was the value of the capital increase notarized in legal terms.

19.3.2                       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 20).

19.3.3                       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

19.3.4                       Legal and statutory reserves

The balance of other reserves is established through the following concept:

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 as of December 31, 2009

19.3.5                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated interim financial statements. Additionally exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. Translation reserves are detailed as follows:

Details	09.30.2017	12.31.2016
	ThCh$	ThCh$
Brazil	(64,075,766)	(58,306,230)
Argentina	(123,689,624)	(108,386,213)
Paraguay	4,570,194	10,545,453
Exchange rate differences in related companies	(11,951,851)	(12,597,365)
Total	(195,147,047)	(168,744,355)

The movement of this reserve for the fiscal years ended September 30, 2017 and December 31, 2016, is detailed as follows:

Details	09.30.2017	12.31.2016
	ThCh$	ThCh$
Brazil	5,769,536	30,138,065
Argentina	15,303,411	(23,472,215)
Paraguay	5,975,259	(11,183,004)
Exchange rate differences in related companies	(645,514)	3,219,956
Total	26,402,692	(1,297,198)

19.4           Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. As of September 30, 2017 and December 31, 2016, this account is detailed as follows:

	Non-controlling Interests
	Ownership %		Shareholders’ Equity		Income
Details	2017	2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
			ThCh$	ThCh$	ThCh $	ThCh $
Embotelladora del Atlántico S.A.	0.0171	0.0171	14,933	12,209	4,080	1,823
Andina Empaques Argentina S.A.	0.0209	0.0209	2,258	2,062	499	277
Paraguay Refrescos S.A.	2.1697	2.1697	5,029,137	5,337,687	357,316	153,210
Vital S.A.	35.0000	35.0000	9,198,482	9,054,947	127,235	80,894
Vital Aguas S.A.	33.5000	33.5000	2,175,775	2,027,879	146,258	91,670
Envases Central S.A.	40.7300	40.7300	5,383,086	5,129,661	35,368	195,796
Total			21,803,671	21,564,445	670,756	523,670

19.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	09.30.2017
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	35,108,445	38,618,666	73,727,111
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	74.18	81.60	77.89

Earnings per share	09.30.2016
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	25,784,625	28,362,631	54,147,256
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	54.48	59.93	57.20

NOTE 20 — DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as Derivative Financial Assets.

Cross Currency Swaps, also known as interest rate and currency swaps, are valued by the method of discounted future cash flows at a rate corresponding to the risk of the operation. The basis of the information used in the calculations is obtained in the market by using the Bloomberg terminal. Currently Embotelladora Andina maintains Cross Currency Swap for UF/USD and BRL/USD, for which it is necessary to discount future cash flows in UFs, in Brazilian Reais and in U.S. Dollars. For this calculation, the Company uses as discount curves, the UF Zero-Coupon, the Brazilian Real Zero-Coupon and the U.S. Dollar Zero-Coupon.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles. To perform the above calculation, the Company uses market information available on the Bloomberg terminal.

As of the closing dates as of September 30, 2017 and December 31, 2016, the Company held the following derivative instruments:

20.1     Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swap Itau Credit.

As of September 30, 2017, the Company maintained derivative contracts to ensure U.S. dollar denominated bank liabilities in Brazil amounting to ThUS$8,975, to convert them to liabilities in Brazilian Real. The valuation of these contracts was performed at their fair values, yielding a receivable value of ThCh$ 1,986,332 as of September 30, 2017, which is presented in other financial assets non-current. These swap contracts have the same terms of the underlying bond obligation and expire in November 2017. In addition, fair value exceeding the hedged items of ThCh$ 1,007 (ThCh$ 138,039 as of December 31, 2016) has been recognized within other equity reserves as of September 30, 2017. The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars that were absorbed by the amounts recognized under Comprehensive Income amounted to ThCh$ 205,468 as of September 30, 2017.

b)     Cross Currency Swaps associated with US Bonds

At September 30, 2017, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates. Said contracts are valued at their value and the net value to be received as of September 30, 2017 amounted to ThCh$58,718,940. These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  Additionally, the fair value of these derivatives which is lower than the hedged items amounted to ThCh$7,452,226and has been recognized within other equity reserves as of September 30, 2017. The ineffective portion for ThCh$2,268,472 in losses associated with this hedge was recorded in other gains and losses as of September 30, 2017.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified effective portion that was absorbed by the amounts recognized under comprehensive income amounted to ThCh$ 15,089,707 as of September 30, 2017.

20.2. Forward currency transactions expected to be very likely:

During 2017 and 2016, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during these years. The total amount of outstanding forward contracts were US$75.7 million as of September 30, 2017 (US$61.1 million as of December 31, 2016). These agreements were recorded at fair value, resulting in a net loss due to hedge recycling of ThCh$3,236,567 for the period ended September 30, 2017, and a hedge liability of ThCh$1,094,018 and an asset for the same concept of ThCh$ 1,903 as of September 30, 2017 (liability of ThCh$1,229,354 as of December 31, 2016). The agreements that ensure future flows of foreign currency have been designated as hedge as of September 30, 2017; there is a balance of ThCh$817,192 to be recycled to income statement.

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

Fair value hierarchy

As of September 30, 2017 the Company had total assets related to its foreign exchange derivative contracts for ThCh$60,707,175 (ThCh$84,859,223 as of December 31, 2016) and liabilities related to its foreign exchange derivative contracts for ThCh$1,094,018 (ThCh$1,229,354 as of December 31, 2016). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:         quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:         Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:         Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at September 30, 2017
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets
Current financial assets	—	1,988,235	—	1,988,235
Other non-current financial assets	—	58,718,940	—	58,718,940
Total assets	—	60,707,175	—	60,707,175

Liabilities
Current liabilities
Other current financial liabilities	—	1,094,018	—	1,094,018
Total liabilities	—	1,094,018	—	1,094,018

	Fair Value Measurements at December 31, 2016
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	4,678,343	—	4,678,343
Other non-current financial assets	—	80,180,880	—	80,180,880
Total assets	—	84,859,223	—	84,859,223
Liabilities
Current liabilities
Other current financial liabilities	—	1,229,354	—	1,229,354
Total liabilities	—	1,229,354	—	1,229,354

NOTE 21 — CONTINGENCIES AND COMMITMENTS

21.1                        Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)        Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,486,559. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$859,703 to guaranty judicial liabilities

2)        Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$66,999,001. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as a legal guarantees as of September 30, 2017 and December 31, 2016, amounted to ThCh$34,683,009 and ThCh$103,351,097 respectively.

To ensure fulfillment of the obligations arising from judicial proceedings faced in Brazil, Rio de Janeiro Refrescos Ltda., has taken guarantee insurance and guarantee letters amounting to R$656,066,598 with different financial institutions and insurance companies in Brazil, through which these entities after a 0.6% commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda.  Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In September 2014, one of these trials for R$598,745,218, was resolved in favor of the Company, however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$327,415,050.

The Company rejects the position of the Brazilian tax authority in these procedures, and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses, and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criteria, from a total of identified contingencies amounting R$930,299,820 (including readjustments of current lawsuits), the Company recorded a provision R$194,941,931 equivalent to ThCh$39,254,831.

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss, according to its legal counsel, is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 36.8 million equivalent to ThCh$ 7,407,852 .

3)        Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,144,336. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)        Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to ThCh$ 58,080. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that compromise assets including in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Type	09.30.2017	12.31.2016
					ThCh$	ThCh$
Industria Metalúrgica Inamar Ltda.	Embotelladora Andina S.A.	Parent Company	Land	Property, plant and equipment	17,991,202	17,777,078
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	6,924	6,924
Hospital Militar	Servicio Multivending Ltda.	Subsidiary	Cash and cash equivalents	Trade and other receivables	4,648	4,648
Parque Arauco	Servicio Multivending Ltda.	Subsidiary	Cash and cash equivalents	Trade and other receivables	5,399	—
INMOB. E INVERS. SUPETAR LTDA	Transportes Polar S.A.	Subsidiaria	Cash and cash equivalents	Other non-current, non-financial assets	4,579	—
BODEGAS SAN FRANCISCO LTDA.	Transportes Polar S.A.	Subsidiaria	Cash and cash equivalents	Other non-current, non-financial assets	6,483	—
MARIA LOBOS JAMET	Transportes Polar S.A.	Subsidiaria	Cash and cash equivalents	Property, plant and equipment	2,565	—
Workers’ claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	5,161,359	3,833,788
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	14,109,619	14,304,401
Government institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	15,412,031	85,212,908
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	737	843
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,106	1,264
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	13,267	15,167
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	791	904
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	13	15
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	201,710	230,599
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	81,353	93,005
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	3,290	3,761
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	508,953	581,668
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	—	179
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	6,634	7,584
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	20,528	23,468
Various dealers	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	56,180	47,397
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, non-financial assets	5,500	11,226
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	6,434	7,356
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	9,898	11,315
Municipalidad de Picun Leufu	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	143	163
FARIAS MATIAS LUIS	Embotelladora del Atlántico S.A.	Subsidiaria	Judicial deposit	Other non-current, non-financial assets	24,273	20,367
Gomez Alejandra Raquel	Embotelladora del Atlántico S.A.	Subsidiaria	Judicial deposit	Other non-current, non-financial assets	70	79
Lopez Gustavo Gerardo C/Inti Saic y Otros	Embotelladora del Atlántico S.A.	Subsidiaria	Judicial deposit	Other non-current, non-financial assets	450	516
Guarante finance operations — Rofex	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, financial assets	5,503	—
Fima fund Ahorro Plus C	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, financial assets	108,467	588,485
Tribunal Superior de Justicia de la Provincia de Córdoba	Embotelladora del Atlántico S.A.	Subsidiaria	Depósito judicial	Other non-current, non-financial assets	580	—
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Property, plant and equipment	Property, plant and equipment	3,828	4,017
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	830	871
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	733	755
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,148	—
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,091	—
Perfo Equipos S.A.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	—	4,579
Fernando Herrmann Lobos	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	—	2,565
Fima fund Premium B	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, financial assets	—	407,792
Total					53,769,459	123,206,827

Guarantees provided without obligation of assets included in the financial statements:

	Provided by		Committed assets		Amounts involved
Warranty creditor	Name	Relationship	Guarantee	Type	09.30.2017	12.31.2016
					ThCh$	ThCh$
Importadora Casa y Regalos	Trans-Heca S.A.	Subsidiary	Guarantee insurance	Compliance lease contract	2,050	2,050
Inmobiliaria e Inversiones Gestion Activa Ltda	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Compliance lease contract	4,585	4,585
Inmobiliaria Portofino	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	900	900
Teléfonica Chile S.A.	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	1,000	1,000
Inmobiliaria San Martin Logista S.A	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	3,461	3,461
Procesos trabajadores	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	1,621,947	1,236,439
Procesos administrativos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	7,785,966	4,885,075
Gobierno Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	93,822,967	87,773,855
Gobierno Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	22,198,050	14,674,244
HSBC	Sorocaba Refescos S.A.	Associate	Loan	co-signers	4,027,336	4,108,312
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	2,653,762	2,682,170
Aduana de Ezeiza	Andina Empaques S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	47,094	1,142,642
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	239,496	369,963

NOTE 22 — FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of September 30, 2017, the Company maintains all of its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to own issued Chilean local bonds at a fixed rate in the amount of UF11.69 million denominated in UF (“UF”), a currency indexed to inflation in Chile (the Company’s sales are correlated with the UF variation).

There is also the Company’s indebtedness on the international market through a 144A/RegS Bond at a fixed rate for US$575 million, denominated in dollars, and practically 100% of which has been re-denominated to UF and BRL through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a.              Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 100 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.                                          Sale Interruption:

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than US$ 250,000, and over 60 days expired, sale is suspended.  The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed US$1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than US$250,000 according to the country’s reality.

ii.                                       Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60%between 60 and 91 days, 90%between 91 and 120 days overdue and 100% for more than 120 days.  Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.                                    Prepayment to suppliers

The Policy establishes that US$25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned.  The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required.  Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under US$25,000.

iv.                                   Guarantees

In the case of Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A.  (AA rating —according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile for 89% both for the existing as well as the expired debt, total amount of the trade debtors in Chile reached ThCh$52,813,989. A provision of ThCh$1,069,544 has been made for the portion of past due outstanding debt portfolio not covered by the insurance.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b.         Financial investments

The Company has a Policy that is applicable to all of the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration.  The companies of the group can invest in:

a.              Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1  (Fitch) or equivalent for deposits of less than 1 year and rated A (S&P) or equivalent for deposits of more than 1 year.

b.              Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with AA+ rating (S&P) or equivalent.

c.               Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a)             Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of September 30, 2017, the Company maintains a net investment of ThCh$94,007,522 in Argentina, composed by the recognition of assets amounting to ThCh$189,023,799 and liabilities amounting to Ch$95,016,277. These investments accounted for 29.6% of the Company’s consolidated sales revenues

As of September 30, 2017, the Argentine peso devalued by 12.5% with respect to the Chilean peso.

During 2015, exchange restrictions existed in Argentina and until mid-December, there was a parallel foreign exchange market with a higher than the official exchange rate. With the arrival of the new Argentine Government, fixing exchange rate is lightened by increasing parity of the Argentine peso versus dollar at the close to values similar to those that kept the parallel market.

If the exchange rate of the Argentinean Peso devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of ThCh$1,213,186 and an decrease in equity for ThCh$3,392,578, originated by lower asset recognition of ThCh$8,917,595 and by lower liabilities recognition of ThCh$5,525,017.

a.2 Investment in Brazil

As of September 30, 2017, the Company maintains a net investment of ThCh$274,805,397 in Brazil, composed by the recognition of assets amounting to ThCh$806,465,075 and liabilities amounting to ThCh$531,659,678. These investments accounted for 33.1% of the Company’s consolidated sales revenues.

As of September 30, 2017, the Brazilian Real devalued by 2.0% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of ThCh$1,230,711 and a decrease in equity of ThCh$12,413,052  , originated by lower asset recognition of ThCh$37,808,575  and by lower liabilities recognition of ThCh$25,395,523.

a.3 Investment in Paraguay

As of September 30, 2017, the Company maintains a net investment of ThCh$231,785,412 in Paraguay, composed by the recognition of assets amounting to ThCh$268,383,236 and liabilities amounting to ThCh$36,597,824. These investments accounted for 7.6% of the Company’s consolidated sales revenues.

As of September 30, 2017, the Paraguayan Guarani appreciated by 2.9% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devalued by 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of ThCh$784,198 and  a decrease in equity of ThCh$11,366,078 originated by lower asset recognition of ThCh$12,902,115 and lower liabilities recognition of ThCh$1,536,037.

b)                                     Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of September 30, 2017, the Company maintains a net liability position totaling ThCh$362,534,378, basically composed of bonds payable and bank liabilities for ThCh$372,586,267 offset partially by financial assets denominated in dollars for ThCh$10,051,889.

Of total financial liabilities denominated in US dollars, ThCh$5,776,517 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the US dollar. On the other hand, ThCh$366,809,750 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of September 30, 2017, to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$6,862,239.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19% of our cost of sales or approximately US$340 million.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations.  This policy stipulates a 12-month forward horizon.  As of September 30, 2017, US$61.1 million for future purchases have been hedged-for the following 12 months.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$4,644,191 as of September 30, 2017. Currently, the Company has contracts to hedge this effect in Chile, Argentina, Paraguay and Brazil.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. The possible effects in these consolidated interim financial statements, in case of a 5% increase in prices of its main raw materials, would be a reduction of ThCh$6,991,939 in earnings for the period ended September 30, 2017. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Maturity
Item	1 year	More 1 year up to 2	More 2 years up to 3	More 3 up to 4	More 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	15,890,380	47,077,705	42,761,922	39,628,705	309,111,787
Bond payable	50,114,789	43,579,955	43,348,722	40,110,123	696,721,483
Operating lease obligations	4,271,911	5,883,466	4,271,114	5,145,101	22,846,361
Purchase obligations	160,454,475	184,113,414	1,608,491	154,345	305,540
Total	230,731,555	280,654,540	91,990,249	85,038,274	1,028,985,171

NOTE 23 — EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2017	01.01.2016	07.01.2017	07.01.2016
	09.30.2017	09.30.2016	09.30.2017	09.30.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Details
Direct production costs	586,629,457	553,587,183	186,006,113	184,970,447
Payroll and employee benefits	223,394,942	205,591,857	73,821,930	64,662,064
Transportation and distribution	132,595,209	108,634,248	59,224,483	36,323,809
Marketing	24,322,322	30,275,992	5,829,485	11,710,106
Depreciation and amortization	74,828,261	71,559,715	24,507,916	24,477,422
Repairs and maintenance	25,562,521	25,765,418	9,257,223	7,776,022
Other expenses	100,616,183	121,918,202	15,399,003	51,307,318
Total	1,167,948,895	1,117,332,615	374,046,153	381,227,188

NOTE 24 — OTHER INCOME

Other income by function is detailed as follows:

	01.01.2017	01.01.2016	07.01.2017	07.01.2016
Details	09.30.2017	09.30.2016	09.30.2017	09.30.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Gain on disposal of Property, plant and equipment	194,743	307,483	19,332	153,708
PIS/CONFINS Leasing tax recovery	37,955	—	—	—
Others	221,932	230,148	47,270	(60,668)
Total	454,630	537,631	66,602	93,040

NOTE 25 — OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2017	01.01.2016	07.01.2017	07.01.2016
Detail	09.30.2017	09.30.2016	09.30.2017	09.30.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Contingencies and Non-operating fees	6,455,767	6,772,859	1,038,460	2,029,844
Tax on bank debits	5,557,710	4,967,913	1,619,636	1,551,804
Disposal and write-off of Property, plant and equipment	231,910	1,618,615	167,456	355,346
Others	371,261	2,034,154	—	1,324,738
Total	12,616,648	15,393,541	2,825,552	5,261,732

NOTE 26 — FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2017	01.01.2016	07.01.2017	07.01.2016
Detail	09.30.2017	09.30.2016	09.30.2017	09.30.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Interest income	6,590,258	6,659,558	1,544,219	2,011,704
Other interest income	1,418,973	996,911	416,319	227,563
Total	8,009,231	7,656,469	1,960,538	2,239,267

b)             Finance expenses

	01.01.2017	01.01.2016	07.01.2017	07.01.2016
Detail	09.30.2017	09.30.2016	09.30.2017	09.30.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Bond interest	31,921,325	31,069,289	10,540,078	10,505,556
Bank loan interest	4,573,253	3,106,550	1,529,073	1,123,665
Other interest costs	4,276,731	4,211,619	1,454,016	1,598,828
Total	40,771,309	38,387,458	13,523,167	13,228,049

NOTE 27 — OTHER (LOSSES) AND GAIN

Other (losses) and gains are detailed as follows:

	01.01.2017	01.01.2016	07.01.2017	07.01.2016
Details	09.30.2017	09.30.2016	09.30.2017	09.30.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Gains (loss) on derivative transactions	—	(4,062)	—	(10,394)
(Losses) gains on ineffective portion of hedge derivatives (see note 20 b)	(2,268,472)	(2,796,978)	(780,242)	(811,491)
Other income and (expenses)	(1,189)	3,580	—	(187)
Total	(2,269,661)	(2,797,460)	(780,242)	(822,072)

NOTE 28 — LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances as of September 30, 2017 and December 31, 2016, are the following:

CURRENT ASSETS	09.30.2017	12.31.2016
	ThCh$	ThCh$
Cash and cash equivalents	111,004,700	141,263,880
US Dollars	9,941,019	53,073,628
Euros	31,206	4,926
Chilean pesos	61,589,689	48,891,546
Brazilian Real	23,481,440	26,072,201
Argentine Pesos	8,993,468	5,105,633
Paraguayan Guarani	6,967,878	8,115,946

Other financial assets	15,664,873	60,152,627
Unidad de Fomento	—	53,868,075
Chilean pesos	13,539,998	—
Brazilian Real	2,008,938	4,699,975
Argentine Pesos	113,970	—
Paraguayan Guarani	1,967	1,584,577

Other non-financial assets	7,013,104	8,601,209
US Dollars	42,207	37,052
Chilean pesos	3,409,466	5,830,276
Brazilian Real	1,869,007	1,773,583
Argentine Pesos	944,911	370,574
Paraguayan Guarani	747,513	589,724

Trade and other accounts receivable, net	157,241,010	190,524,354
US Dollars	558,693	1,265,303
Euros	567,806	308,578
Unidad de Fomento	3,224,229	2,354,310
Chilean pesos	63,608,333	71,977,019
Brazilian Real	61,853,422	74,902,213
Argentine Pesos	23,219,516	33,859,436
Paraguayan Guarani	4,209,011	5,857,495

Accounts receivable from related companies	4,029,482	5,788,683
Chilean pesos	4,029,482	5,788,683

Inventory	140,639,140	144,709,348
US$Dollars	2,395,276	5,469,362
Euros	—	6,634
Chilean pesos	43,170,312	34,276,101
Brazilian Real	32,164,753	41,670,656
Argentine Pesos	52,596,526	51,163,685
Paraguayan Guarani	10,312,273	12,122,910

Current tax assets	4,979,865	1,702,296
Chilean pesos	1,100,100	—
Brazilian Real	3,879,765	1,702,296

Total Current Assets	440,572,174	552,742,397
US Dollars	12,937,195	59,845,345
Euros	599,012	320,138
Unidad de Fomento	3,224,229	56,222,385
Chilean pesos	190,447,380	166,763,625
Brazilian Real	125,257,325	150,820,924
Argentine Pesos	85,868,391	90,449,328
Paraguayan Guarani	22,238,642	28,270,652

NON-CURRENT ASSETS	09.30.2017	12.31.2016
	ThCh$	ThCh$
Other financial assets	58,718,940	80,180,880
Chilean pesos	8,756,325	16,697,871
Brazilian Real	49,962,615	63,483,009

Other non-financial assets	46,455,471	35,246,823
Unidad de Fomento	192,661	269,333
Chilean pesos	216,944	188,472
Brazilian Real	44,144,180	32,660,854
Argentine Pesos	1,858,040	2,079,079
Paraguayan Guarani	43,646	49,085

Trade and other receivables	2,671,679	3,527,732
Unidad de Fomento	2,616,967	3,436,831
Chilean pesos	—	7,021
Argentine Pesos	914	5,425
Paraguayan Guarani	53,798	78,455

Accounts receivable from related parties	92,741	147,682
Chilean pesos	92,741	147,682

Investments accounted for under the equity method	102,404,528	77,197,781
Chilean pesos	30,636,829	23,854,602
Brazilian Real	62,106,415	53,343,179
Argentine Pesos	9,661,284	—

Intangible assets other than goodwill	682,260,235	680,996,062
Chilean pesos	310,120,646	306,067,525
Brazilian Real	204,119,540	208,399,580
Argentine Pesos	896,108	1,233,441
Paraguayan Guarani	167,123,941	165,295,516

Goodwill	100,383,809	102,919,505
Chilean pesos	9,523,767	9,523,767
Brazilian Real	78,545,796	80,125,090
Argentine Pesos	5,224,275	5,972,515
Paraguayan Guarani	7,089,971	7,298,133

Property, plant and equipment	667,039,358	666,150,885
US Dollars	248,000	1,038,400
Euros	5,841,505	5,787,857
Chilean pesos	272,437,113	277,939,125
Brazilian Real	242,351,811	221,111,732
Argentine Pesos	80,489,435	89,379,062
Paraguayan Guarani	65,671,494	70,894,709

Total Non-Current Assets	1,660,026,761	1,646,367,350
US Dollars	248,000	1,038,400
Euros	5,841,505	5,787,857
Unidad de Fomento	2,809,628	3,706,164
Chilean pesos	631,784,365	634,426,065
Brazilian Real	681,230,357	659,123,444
Argentine Pesos	98,130,056	98,669,522
Paraguayan Guarani	239,982,850	243,615,898

	As of September 30, 2017			As of December 31, 2016
CURRENT LIABILITIES	Until 90 days	More 90 days until 1 year	Total	Until 90 days	More 90 days until 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	11,688,594	50,456,169	62,144,763	12,287,632	52,512,938	64,800,570
US Dollars	5,802,242	339,986	6,142,228	24,684	6,020,277	6,044,961
Unidad de Fomento	4,395,969	10,687,352	15,083,321	10,035,543	12,637,744	22,673,287
Chilean peso	—	9,874,858	9,874,858	—	9,148,589	9,148,589
Brazilian real	1,327,017	9,611,990	10,939,07	1,816,540	22,376,912	24,193,452
Argentine peso	163,366	19,107,541	19,270,907	410,865	1,590,238	2,001,103
Paraguayan Guaraní	—	834,442	834,442	—	739,178	739,178

Trade and other accounts payable	220,498,080	2,341,133	222,839,213	240,350,658	2,485,698	242,836,356
US Dollars	8,278,223	—	8,278,223	8,331,196	—	8,331,196
Euros	533,075	—	533,075	4,958,363	—	4,958,363
Unidad de Fomento	9,832,697	—	9,832,697	8,312,403	—	8,312,403
Chilean peso	67,224,553	2,341,133	69,565,686	68,190,344	2,466,116	70,656,460
Brazilian real	62,302,989	—	62,302,989	58,354,740	—	58,354,740
Argentine peso	61,616,968	—	61,616,968	85,051,314	19,582	85,070,896
Paraguayan Guaraní	10,709,575	—	10,709,575	7,152,298	—	7,152,298

Trade and other accounts payable to related companies	34,492,146	—	34,492,146	44,120,335	—	44,120,335
Chilean peso	17,619,350	—	17,619,350	12,927,085	—	12,927,085
Brazilian real	16,855,134	—	16,855,134	20,917,319	—	20,917,319
Argentine peso	17,662	—	17,662	10,275,931	—	10,275,931

Provisions	1,144,336	58,080	1,202,416	622,993	59,785	682,778
Chilean peso	1,144,336	—	1,144,336	622,993	—	622,993
Paraguayan Guaraní	—	58,080	58,080	—	59,785	59,785

Income taxes payable	—	1,673,702	1,673,702	—	10,828,593	10,828,593
Chilean peso	—	—	—	—	2,785,425	2,785,425
Argentine peso	—	1,520,836	1,520,836	—	7,613,012	7,613,012
Paraguayan Guaraní	—	152,866	152,866	—	430,156	430,156

Employee benefits current provisions	—	30,808,081	30,808,081	—	35,653,431	35,653,431
Chilean peso	—	5,593,296	5,593,296	—	6,177,733	6,177,733
Brazilian real	—	13,230,908	13,230,908	—	17,117,494	17,117,494
Argentine peso	—	11,198,624	11,198,624	—	11,640,535	11,640,535
Paraguayan Guaraní	—	785,253	785,253	—	717,669	717,669

Other non-financial liabilities	20,171,865	2,858,997	23,030,862	1,705,768	18,907,023	20,612,791
Unidad de Fomento	—	—	—	204,724	—	204,724
Chilean peso	19,790,233	2,858,997	22,649,230	1,198,755	18,729,079	19,927,834
Argentine peso	5,793		5,793	302,289	—	302,289
Paraguayan Guaraní	375,839		375,839	—	177,944	177,944

Total current liabilities	287,995,021	88,196,162	376.191.183	299,087,386	120,447,468	419,534,854
US Dollars	14,080,465	339,986	14.420.451	8,355,880	6,020,277	14,376,157
Euros	533,075	—	533.075	4,958,363	—	4,958,363
Unidad de Fomento	14,229,666	10,687,352	24.916.018	18,552,670	12,637,744	31,190,414
Chilean peso	105,778,472	20,668,284	126.446.756	82,939,177	39,306,942	122,246,119
Brazilian real	80,485,140	22,842,898	103.328.038	81,088,599	39,494,406	120,583,005
Argentine peso	61,803,789	31,827,001	93.630.790	96,040,399	20,863,367	116,903,766
Paraguayan Guaraní	11,085,414	1,830,641	12.916.055	7,152,298	2,124,732	9,277,030

	As of September 30, 2017				As of December 31, 2016
NON-CURRENT LIABILITIES	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	35,207,631	29,083,567	628,168,104	692,459,302	45,118,483	30,672,918	645,779,186	721,570,587
US$ Dollars	—	—	362,333,707	362,333,707	—	—	379,760,266	379,760,266
Unidad de Fomento	25,744,114	20,910,779	253,951,687	300,606,580	25,399,983	23,132,311	258,325,173	306,857,467
Brazilian real	9,463,517	8,172,788	11,882,710	29,519,015	19,361,706	7,540,607	7,693,747	34,596,060
Argentine peso	—	—	—	—	356,794	—	—	356,794

Trade and other payables	994,124	—	—	994,124	9,509,827	—	—	9,509,827
US$ Dollars	792,143	—	—	792,143	1,200,187	—	—	1,200,187
Unidad de Fomento	—	—	—	—	8,003,199	—	—	8,003,199
Chilean peso	185,887	—	—	185,887	304,124	—	—	304,124
Argentine peso	16,094	—	—	16,094	2,317	—	—	2,317

Provisions	68,485,560	—	—	68,485,560	72,399,115	—	—	72,399,115
Brazilian real	66,999,001	—	—	66,999,001	71,115,841	—	—	71,115,841
Argentine peso	1,486,559	—	—	1,486,559	1,283,274	—	—	1,283,274

Deferred income tax liabilities	15,063,097	14,146,941	97,771,681	126,981,719	13,035,795	14,627,908	97,945,099	125,608,802
Chilean peso	—	—	97,771,681	97,771,681	—	—	97,945,099	97,945,099
Brazilian real	17,711,425	—	—	17,711,425	16,659,246	—	—	16,659,246
Argentine peso	(2,648,328)	—	—	(2,648,328)	(3,623,451)	—	—	(3,623,451)
Paraguayan Guaraní	—	14,146,941	—	14,146,941	—	14,627,908	—	14,627,908

Post-employment benefit liabilities	394,565	—	8,001,320	8,395,885	364,502	—	7,793,243	8,157,745
Chilean peso	230,155	—	8,001,320	8,231,475	181,257	—	7,793,243	7,974,500
Paraguayan Guaraní	164,410	—	—	164,410	183,245	—	—	183,245

Other non-financial liabilities	—	—	—	—	158,790	—	—	158,790
Brazilian real	—	—	—	—	158,790	—	—	158,790

Total non-current liabilities	120,144,977	43,230,508	733,941,105	897,316,590	140,586,512	45,300,826	751,517,528	937,404,866
US$ Dollars	792,143	—	362,333,707	363,125,850	1,200,187	—	379,760,266	380,960,453
Unidad de Fomento	25,744,114	20,910,779	253,951,687	300,606,580	33,403,182	23,132,311	258,325,173	314,860,666
Chilean peso	416,042	—	105,773,001	106,189,043	485,381		105,738,342	106,223,723
Brazilian real	94,173,943	8,172,788	11,882,710	114,229,442	107,295,583	7,540,607	7,693,747	122,529,937
Argentine peso	(1,145,675)	—	—	(1,145,675)	(1,981,066)	—	—	(1,981,066)
Paraguayan Guaraní	164,410	14,146,941	—	14,311,351	183,245	14,627,908	—	14,811,153

NOTE 29 — THE ENVIRONMENT

The Company has made disbursements totaling ThCh$ 1,284,884 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	Period ended 2017		Future commitments
Country	Recorded as expenses	Capitalized to Property, plant and equipment	To be Recorded as expenses	To be capitalized to Property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	564,254	—	—	—
Argentina	182,625	—	—	—
Brazil	357,473	44,703	129,485	9,376,042
Paraguay	51,171	84,658	5,771	9,547
Total	1,155,523	129,361	135,256	9,385,589

NOTE 30 - AUDITORS’ FEES

Details of the fees paid to the external auditors are detailed as follows:

Description	09.30.2017	12.31.2016
	ThCh$	ThCh$
Remuneration of the Auditor for auditing services	805,381	845,770

NOTE 31 — SUBSEQUENT EVENTS

There are no subsequent events that may significantly affect the Company’s consolidated financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, November 10, 2017